NOTICES OF MEETINGS

                                      AND

                 JOINT INFORMATION CIRCULAR AND PROXY STATEMENT

                            FOR THE SPECIAL MEETING

                               OF SHAREHOLDERS OF

                        INTERNATIONAL TME RESOURCES INC.

                                      AND

                            FOR THE SPECIAL MEETING

                               OF SHAREHOLDERS OF

                     AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.

         WITH RESPECT TO A PROPOSED ARRANGEMENT INVOLVING INTERNATIONAL
                    TME RESOURCES INC. AND ITS SHAREHOLDERS

                        TO BE HELD ON SEPTEMBER 16, 2013

                                August 13, 2013




THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU HAVE ANY QUESTIONS AS TO HOW TO DEAL WITH IT, YOU SHOULD CONSULT YOUR INVESTMENT DEALER, BROKER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR. NO SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES HAS EXPRESSED AN OPINION ABOUT, OR PASSED UPON THE FAIRNESS OR MERITS OF, THE TRANSACTION DESCRIBED IN THIS DOCUMENT, THE SECURITIES OFFERED PURSUANT TO SUCH TRANSACTION OR THE ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT AND IT IS AN OFFENSE TO CLAIM OTHERWISE. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR SOLICITATION TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

GENERAL INFORMATION............................................................5

APPOINTMENT AND REVOCATION OF PROXIES..........................................6

VOTING OF PROXIES..............................................................6

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES..................................7

MATTERS TO BE ACTED UPON AT THE ITME MEETING...................................9

MATTERS TO BE ACTED UPON AT THE ACOR MEETING...................................9

THE ARRANGEMENT................................................................9

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS............................25

INFORMATION ABOUT THE COMBINED COMPANY........................................31

INFORMATION CONCERNING ITME...................................................33

INFORMATION CONCERNING ACOR...................................................34

ACOR SPECIAL MEETING MATTERS..................................................36

                       International TME Resources, Inc.
                          6370 L.B.J. Fwy., Suite 174
                              Dallas, Texas 75240



August 13, 2013

Dear ITME Shareholders:

You are invited to attend a special meeting (the "ITME MEETING") of holders ("ITME SHAREHOLDERS") of common shares ("ITME SHARES") of International TME Resources Inc. ("ITME") to be held at the law offices of Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver BC V7X 1L3, Canada, on September 16, 2013 at 9:00 a.m. Pacific time. At the ITME Meeting, you will be asked to consider a special resolution to approve the proposed arrangement involving ITME and ITME Shareholders under the Business Corporations Act (British Columbia) (the "ARRANGEMENT"). IF YOU CANNOT ATTEND THE ITME MEETING, PLEASE COMPLETE THE ENCLOSED PROXY CARD AND SUBMIT IT AS SOON AS POSSIBLE.

ITME and Australian-Canadian Oil Royalties Ltd. ("ACOR") entered into an arrangement agreement dated May 29, 2013 (the "ARRANGEMENT AGREEMENT") pursuant to which ACOR agreed to acquire all of the issued and outstanding ITME Shares such that upon completion of the Arrangement, ITME and ACOR will be merged into one company which shall be named Chelsea Oil and Gas Ltd. ("CHELSEA"). Chelsea will have its headquarters in Calgary, Alberta, Canada, and will have a new board of directors and a new management team. Under the terms of the Arrangement Agreement, ITME Shareholders will receive 0.5431 common shares of Chelsea ("CONSIDERATION SHARES") for each ITME Share. At the close of the Arrangement, former ITME shareholders will hold Chelsea Shares. Chelsea is, and subsequent to the Arrangement will be, listed on the OTCQB, which is a higher tier of the OTC Markets than the Pink Sheets where ITME is listed. Pursuant to the Arrangement Agreement, Chelsea will use its best efforts to list its shares on either the TSX Venture Exchange, the Toronto Stock Exchange, the New York Stock Exchange, the NASDQ Global Market or the NSADAQ Capital Market within 12 months of the effective date of the Arrangement, which will provide further liquidity for ITME shareholders.

For additional details, see "The Arrangement" in the Joint Information Circular and Proxy Statement (the "CIRCULAR") which accompanies this letter.

THE BOARD OF DIRECTORS OF ITME (THE "ITME BOARD") HAS UNANIMOUSLY CONCLUDED THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF ITME AND IS THE BEST WAY TO INCREASE PROFITABILITY AND VALUE FOR ITS SHAREHOLDERS. THE ITME BOARD STRONGLY RECOMMENDS THAT ITME SHAREHOLDERS VOTE IN FAVOUR OF THE RESOLUTION APPROVING THE ARRANGEMENT.

After the court approves the Arrangement and the transaction closes, Chelsea will issue 13,976,542 Consideration Shares in exchange for ITME Shares held by ITME Shareholders. The officers and directors of both ITME and ACOR will resign and a new board of directors will be installed. The new board members will be William Petrie, Sr., Jesse Meidl, Stewart Gibson, Yves Merer and Toby Pierce. William Petrie, Sr. and Jesse Meidl will be directing operations of the new company on a daily basis. We have great faith in their ability to take the company to the next level. Mr. Petrie has 35 years of experience as a petroleum geologist, from his early days at Mobil Oil to his many accomplishments in the private sector, and is ready to lead the team to exploit the ATP 582 permit in Queensland, Australia and the reworking of the oil fields in the Surat Basin, Australia. Mr. Meidl has over 15 years of experience in the oil and gas sector, both in Canada and internationally. He is currently the CFO of Caithness Petroleum in London, England. Before joining Caithness, Mr. Meidl was an investment banker with the London branch of Thomas Weisel Partners, specializing in international oil and gas. Mr. Meidl qualified as a Chartered Accountant with KPMG LLP and also holds an ICAEW Corporate Finance qualification. His extensive experience with accessing capital markets will prove invaluable in accessing the funds required to exploit ATP 582 to its full potential and maximize revenues and profitability for Chelsea.

The resolution approving the Arrangement must be approved by at least 66 2/3% of the votes cast at the ITME Meeting by the ITME Shareholders. Completion of the Arrangement is also subject to approval of the Supreme Court of British Columbia, approval by at least 66 2/3% of the holders of ACOR Shares who cast their vote at the special meeting of the ACOR Shareholders and receipt of all necessary regulatory and third party approvals. If the requisite ITME Shareholder, court and regulatory approvals are obtained and if all other conditions to the Arrangement becoming effective are satisfied or waived, it is expected that the Arrangement will become effective on or about September 18, 2013.

The Circular contains a detailed description of the Arrangement. It also describes certain risk factors relating to the completion of the Arrangement. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

Also enclosed is a letter of transmittal containing complete instructions on how each shareholder may deposit their shares. We encourage ITME shareholders to complete, sign, date and return their enclosed letter of transmittal in accordance with the instructions therein to Computershare Trust Company of Canada (the "DEPOSITORY"), so that when the Arrangement is completed as expected, your new Consideration Shares can be sent to you as soon as possible.

On behalf of the ITME Board, we would like to thank all ITME Shareholders for their continued support as we prepare for this exciting next step in the company's evolution.

                                 Yours truly,

                                 /s/ BRENT GRIFFIN
                                 ------------------
                                 Brent Griffin
                                 Director
                                 INTERNATIONAL TME RESOURCES, INC.


                                 /s/ J. ALLEN WHITE
                                 ------------------
                                 J. Allen White
                                 Director
                                 INTERNATIONAL TME RESOURCES INC.

                     Australian-Canadian Oil Royalties Ltd.
                      P. O. Box 1629 - Cisco, Texas 76437

                    Phone: 254-442-2638 - Fax: 254-442-3843



August 13, 2013

Dear ACOR Shareholders:

You are invited to attend a special meeting (the "ACOR MEETING") of holders ("ACOR SHAREHOLDERS") of common shares ("ACOR SHARES") of Australian-Canadian Oil Royalties Ltd. ("ACOR" or the "CORPORATION") to be held at Torys LLP, 4600, 525 8th Ave. S.W., Calgary, Alberta, on September 16, 2013 at 9:00 a.m. (Calgary time). At the ACOR Meeting, you will be asked to consider the following resolutions, including those with respect to the proposed acquisition by ACOR of all of the issued and outstanding common shares of International TME Resources Inc. ("ITME") by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the "ARRANGEMENT"):

1. An ordinary resolution approving the holding of the ACOR Meeting outside British Columbia;

2. A special resolution approving the Corporation's proposed stock option plan;

3. A special resolution approving the continuance of the Corporation from the jurisdiction of the Province of British Columbia to the jurisdiction of the Province of Alberta pursuant to section 188 of the Business Corporations Act (Alberta). The articles of continuance will include a name change from "Australian-Canadian Oil Royalties Ltd." to "Chelsea Oil & Gas Ltd.";

4. An ordinary resolution to confirm and approve the new by-laws of the Corporation; and

5. A special resolution approving the Arrangement and all transactions contemplated thereunder, including the issuance of such number of ACOR Shares (and which will be common shares of Chelsea Oil & Gas Ltd. ("CHELSEA") upon completion of the Arrangement) (the "CONSIDERATION SHARES") as are required to acquire all of the outstanding common shares of ITME (the "ITME SHARES").

IF YOU CANNOT ATTEND THE ACOR MEETING, PLEASE COMPLETE THE ENCLOSED FORM OF PROXY AND SUBMIT IT AS SOON AS POSSIBLE.

ITME and ACOR entered into an arrangement agreement dated May 29, 2013 (the "ARRANGEMENT AGREEMENT") pursuant to which ACOR agreed to acquire all of the issued and outstanding ITME Shares. Under the terms of the Arrangement Agreement, ITME shareholders (other than those registered holders who have validly exercised dissent rights) will receive 0.5431 Consideration Shares for each ITME Share held.

THE BOARD OF DIRECTORS OF ACOR RECOMMENDS THAT THE ACOR SHAREHOLDERS VOTE FOR THE RESOLUTIONS LISTED ABOVE.

Subject to ACOR Shareholder approval, immediately prior to the effective time of the Arrangement, ACOR plans to effect a continuance to the jurisdictions of the Province of Alberta and to effect a name change to "Chelsea Oil & Gas Ltd." If the Arrangement is effected, Chelsea will issue 13,976,542 Consideration Shares in exchange for ITME Shares held by ITME Shareholders. If the Arrangement is completed as contemplated, Chelsea's board of directors will be comprised of a total of five directors, being the directors of ACOR standing for election at the ACOR Meeting: William Petrie, Sr.; Jesse Meidl; Stewart Gibson; Yves Merer; and Toby Pierce.

The resolution approving the Arrangement must be approved by 66 2/3% of the votes cast at the ACOR Meeting by the ACOR Shareholders. Completion of the Arrangement is also subject to approval of the Supreme Court of British Columbia, approval of 66 2/3% of the votes cast by ITME shareholders at the special meeting of ITME shareholders and receipt of all necessary regulatory and third party approvals. If the requisite ITME shareholder, court and regulatory approvals are obtained and if all other conditions to the Arrangement becoming effective are satisfied or waived, it is expected that the Arrangement will become effective on or about September 18, 2013.

The circular delivered herewith contains a detailed description of the Arrangement. It also describes certain risk factors relating to the completion of the Arrangement. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

On behalf of the board of directors of ACOR, we would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to enter this Arrangement.

We look forward to seeing you at the ACOR Meeting.

                                          Yours truly,

                                          /s/ JESSE MEIDL
                                          ---------------
                                          Jesse Meidl
                                          Director
                                          AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.

                        INTERNATIONAL TME RESOURCES INC.

                           NOTICE OF SPECIAL MEETING

                        to be held on September 16, 2013

TO THE SHAREHOLDERS OF INTERNATIONAL TME RESOURCES INC.

NOTICE IS HEREBY GIVEN that, pursuant to an interim order made after application to the Supreme Court of British Columbia dated August 13, 2013 (the "INTERIM ORDER"), a special meeting (the "ITME MEETING") of the holders (the "ITME SHAREHOLDERS") of common shares ("ITME SHARES") of International TME Resources Inc. ("ITME"), will be held at the law offices of Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver BC V7X 1L3, Canada, at 9:00 a.m. Pacific time on September 16, 2013 for the following purposes:

1. to consider, pursuant to the Interim Order and, if thought advisable, to approve, with or without amendment, a special resolution (the "ITME ARRANGEMENT RESOLUTION"), the full text of which is set forth in Appendix A-1 to the accompanying joint information circular of ITME and Australian-Canadian Oil Royalties Ltd. ("ACOR") dated August 13, 2013 (the "CIRCULAR"), to approve a plan of arrangement (the "ARRANGEMENT") under
     Section 288 of the Business Corporations Act (British Columbia) (the "BCBCA"), all as more particularly described in the Circular; and

2. to transact such other business as may properly be brought before the ITME Meeting or any adjournment or adjournments thereof.

Specific details of the matters to be put before the ITME Meeting are set forth in the Circular.

The board of directors of ITME (the "ITME BOARD") has fixed August 13, 2013 as the record date (the "RECORD DATE"). Shareholders of record at the close of business on the Record Date are entitled to notice of the ITME Meeting and to vote thereat or at any adjournment(s) thereof on the basis of one vote for each ITME Share held, except to the extent that: (i) a registered ITME Shareholder has transferred the ownership of any ITME Shares subsequent to August 13, 2013 and (ii) the transferee of those ITME Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the ITME Shares and demands, no later than 10 days before the ITME Meeting, that his or her name be included on the ITME Shareholders list before the ITME Meeting, in which case, the transferee shall be entitled to vote such ITME Shares at the ITME Meeting. The transfer books will not be closed.

Each ITME Share entitled to be voted at the ITME Meeting will entitle the holder to one vote at the ITME Meeting.

An ITME Shareholder may attend the ITME Meeting in person or may be represented by proxy. IF YOU ARE A REGISTERED ITME SHAREHOLDER and are unable to attend the ITME Meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to Computershare Trust Company, no later than the close of business two business days preceding the date of the ITME Meeting or any adjournment thereof. Notwithstanding the foregoing, the Chair of the ITME Meeting has the discretion to accept proxies received after such deadline.

IF YOU ARE NOT A REGISTERED ITME SHAREHOLDER and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

Pursuant to the Interim Order, registered ITME Shareholders have the right to dissent with respect to the ITME Arrangement Resolution and, if such resolutions become effective, to be paid the fair value of their ITME Shares in accordance with the provisions of sections 237-247 of the BCBCA. This dissent right and the dissent procedures are described in the Circular. A registered ITME Shareholder wishing to exercise rights of dissent with respect to the ITME Arrangement Resolution must send to ITME a written objection to the ITME Arrangement Resolution, which written objection must be received by ITME, c/o Blake, Cassels and Graydon LLP, 595 Burrard St., Suite 2600, Three Bentall Centre, Vancouver, BC V7X 1L3, Attention: Susan Tomaine, no later than 48 hours prior to the ITME Meeting or any adjournment thereof and must otherwise strictly comply with the dissent procedures described in the Circular. The text of sections 237-247 of the BCBCA is set forth in Appendix "H" to the accompanying Circular.

FAILURE TO STRICTLY COMPLY WITH THE REQUIREMENTS SET FORTH IN SECTIONS 237-247 OF THE BCBCA MAY RESULT IN THE LOSS OF ANY RIGHT OF DISSENT. IT IS STRONGLY SUGGESTED THAT ANY ITME SHAREHOLDER WISHING TO DISSENT SEEK INDEPENDENT LEGAL ADVICE, AS THE FAILURE TO COMPLY STRICTLY WITH THE PROVISIONS OF THE BCBCA MAY PREJUDICE SUCH ITME SHAREHOLDER'S RIGHT TO DISSENT.

The form of proxy confers discretionary authority with respect to: (i) any amendments or variations to the matters of business to be considered at the ITME Meeting; and (ii) other matters that may properly come before the ITME Meeting. As of the date hereof, management of ITME knows of no amendments, variations or other matters to come before the ITME Meeting other than the matters set forth in this Notice of Meeting.

ITME Shareholders should refer to the accompanying Circular for more detailed information with respect to the matters to be considered at the ITME Meeting.

                                BY ORDER OF THE BOARD OF DIRECTORS

                                /s/ J. ALLEN WHITE
                                ------------------
                                Director
                                International TME Resources, Inc.

                                August 13, 2013

                     AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.

                               NOTICE OF MEETING

                        to be held on September 16, 2013

TO THE SHAREHOLDERS OF AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.

NOTICE IS HEREBY GIVEN that a special meeting (the "ACOR MEETING") of the holders (the "ACOR SHAREHOLDERS") of common shares ("COMMON SHARES") of Australian-Canadian Oil Royalties Ltd. ("ACOR") will be held at Torys LLP, 4600, 525 8th Ave. S.W., Calgary, AB at 9:00 a.m. (Calgary time) on September 16, 2013 for the following purposes:

1. to consider and, if thought fit, pass, with or without variation, an ordinary resolution to approve the holding of the ACOR Meeting outside of British Columbia;

2. to consider and, if thought fit, to pass, with or without variation, a special resolution, the full text of which is set forth in the Circular, to approve ACOR's proposed stock option plan;

3. to consider and, if thought fit, pass, with or without variation, a special resolution, the full text of which is set forth in the accompanying Circular, to approve the continuance (the "CONTINUANCE") of ACOR from the jurisdiction of the Province of British Columbia to the jurisdiction of the Province of Alberta pursuant to section 188 of the Business Corporations Act (Alberta) (the "ABCA"). The articles of continuance will include a name change from "Australian-Canadian Oil Royalties Ltd." to "Chelsea Oil & Gas Ltd.";

4. to consider and, if thought fit, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the accompanying Circular, to confirm and approve the new by-laws of ACOR;

5. to consider, pursuant to an interim order made after application to the Supreme Court of British Columbia dated August 13, 2013 and, if thought fit, to pass, with our without amendment, a special resolution (the "ACOR ARRANGEMENT RESOLUTION"), the full text of which is set forth in Appendix A-2 to the accompanying joint information circular of ACOR and International TME Resources Inc. ("ITME") dated August 13, 2013 (the "CIRCULAR"), approving the Arrangement and all transactions contemplated thereunder including the issuance of such number of ACOR Shares as are required to acquire all of the outstanding common shares of ITME (the "ITME SHARES"); and

6. to transact such other business as may properly be brought before the ACOR Meeting or any adjournment or adjournments thereof.

IF YOU ARE A REGISTERED ACOR SHAREHOLDER and are unable to attend the ACOR Meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to Olympia Trust Company, no later than the close of business two business days preceding the date of the ACOR Meeting or any adjournment thereof.

IF YOU ARE NOT A REGISTERED ACOR SHAREHOLDER and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

The board of directors of ACOR has fixed August 13, 2013 as the record date (the "RECORD DATE"). ACOR Shareholders of record at the close of business on the record date are entitled to notice of the ACOR Meeting and to vote thereat or at any adjournment(s) thereof on the basis of one vote for each ACOR Share held, except to the extent that: (i) a registered ACOR Shareholder has transferred the ownership of any ACOR Shares subsequent to August 13, 2013 and (ii) the transferee of those ACOR Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the ACOR Shares and demands, no later than 10 days before the ACOR Meeting, that his or her name be included on the ACOR Shareholders list before the ACOR Meeting, in which case, the transferee shall be entitled to vote such ACOR Shares at the ACOR Meeting. The transfer books will not be closed.

Registered ACOR Shareholders have the right to dissent with respect to the resolution approving the Continuance (the "CONTINUANCE RESOLUTION") and, if such resolutions become effective, to be paid the fair value of their ACOR Shares in accordance with the provisions of sections 237-247 of the Business Corporations Act (British Columbia ("BCBCA"). A registered ACOR Shareholder wishing to exercise rights of dissent with respect to the Continuance Resolution must send to ACOR a written notice of dissent to the Continuance Resolution, which written notice of dissent must be received by ACOR, c/o Torys LLP, 4600 Eighth Avenue Place East, 525 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1, Attention: Janan Paskaran, to be received no later than 4 p.m. (Calgary time) at least two clear business days prior to the ACOR Meeting or any adjournment thereof. The text of sections 237-247 of the BCBCA is set forth in Appendix "G" to the accompanying Circular.

FAILURE TO STRICTLY COMPLY WITH THE REQUIREMENTS SET FORTH IN SECTIONS 237-247 OF THE BCBCA MAY RESULT IN THE LOSS OF ANY RIGHT OF DISSENT. IT IS STRONGLY SUGGESTED THAT ANY ACOR SHAREHOLDER WISHING TO DISSENT SEEK INDEPENDENT LEGAL ADVICE, AS THE FAILURE TO COMPLY STRICTLY WITH THE PROVISIONS OF THE BCBCA MAY PREJUDICE SUCH ACOR SHAREHOLDER'S RIGHT TO DISSENT.

ACOR Shareholders should refer to the accompanying Circular for more detailed information with respect to the matters to be considered at the ACOR Meeting.

                                       BY ORDER OF THE BOARD OF DIRECTORS

                                       /s/ Jesse Meidl
                                       ----------------
                                       Jesse Meidl
                                       Director

                                       August 13, 2013

                                  DEFINITIONS

     In this Circular, unless there is something in the subject matter or context inconsistent therewith, the following words and terms will have the indicated meanings and grammatical variations of such words and terms will have corresponding meanings:

     (a) "3(A)(10) EXEMPTION" means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act.

     (b) "ACOR" means Australian-Canadian Oil Royalties Ltd., a corporation incorporated under the BCBCA.

     (c) "ACOR ARRANGEMENT RESOLUTION" means the special resolution in respect of the Arrangement and all transactions contemplated thereunder to be considered by the ACOR Shareholders at the ACOR Meeting.

     (d)  "ACOR BOARD" means the board of directors of ACOR.

     (e) "ACOR CONTINUANCE RESOLUTION" means the special resolution approving the continuance of ACOR from the jurisdiction of the Province of British Columbia to the jurisdiction of the Province of Alberta.

     (f) "ACOR MEETING" means the special meeting of ACOR Shareholders, which is to be called to permit the ACOR Shareholders to consider the Arrangement Resolution and related matters and certain other business, and any adjournment(s) thereof.

     (g)  "ACOR SHAREHOLDER" means a holder of ACOR Shares.

     (h) "ACOR SHARES" means common shares in the share capital of ACOR, as constituted from time to time.

     (i) "APPLICABLE LAW" means, in relation to any Person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives, published guidelines, standards, codes of practice (regardless of whether such guidelines, standards and codes of practice have been promulgated by statute or regulation), treaties, ordinances, municipal by-laws and orders of and the terms of all judgments, orders, decrees, directives, awards and writs issued by any Authorized Authority by which such Person is bound or which has application to the transaction or event in question.

     (j) "ARRANGEMENT" means the arrangement under the provisions of section 288 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement, as supplemented, modified or amended in accordance with the Plan of Arrangement or made at the direction of the Court in the Final Order.

     (k) "ARRANGEMENT AGREEMENT" means the arrangement agreement entered into between ITME and ACOR dated May 29, 2013.

     (l) "AUTHORIZED AUTHORITY" means, in relation to any Person, transaction or event, any: (i) national, federal, provincial, state, county, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (ii) agency, authority, ministry, department, board, bureau, commission, instrumentality, regulatory body, professional association, licensing authority, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory, administrative or similar powers or functions of or pertaining to government; (iii) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange (including OTC Pink) and the Financial Industry Regulatory Authority, Inc., in each case having jurisdiction over such Person, transaction or event.

     (m)  "BCBCA" means the Business Corporations Act (British Columbia).

     (n) "BENEFICIAL SHAREHOLDERS" has the meaning given under the section Advice to Beneficial Holders of Common Shares.

     (o) "BUSINESS DAY" means any day, excepting Saturdays, Sundays and statutory holidays observed in Vancouver, British Columbia.

     (p) "CANADIAN SECURITIES ACTS" means the securities acts or the equivalent securities legislation of each province and territory of Canada, as amended.

     (q) "CHELSEA" means the amalgamated company formed under the BCBCA pursuant to the Plan of Arrangement, which will be named Chelsea Oil and Gas Ltd.

     (r)  "CHELSEA SHARES" means common shares in the share capital of Chelsea.

     (s) "CIRCULAR" means the joint information circular and proxy statement of ACOR and ITME to be sent by ACOR to the ACOR Shareholders in connection with the ACOR Meeting and to be sent by ITME to the ITME Shareholders in connection with the ITME Meeting.

     (t) "CONSIDERATION SHARES" means the ACOR Shares, which will be Chelsea Shares upon completion of the Arrangement, being issued to ITME Shareholders pursuant to Section 3.1(b) of the Plan of Arrangement.

     (u)  "COURT" means the Supreme Court of British Columbia.

     (v)  "DEPOSITARY" means Computershare Trust Company of Canada.

     (w) "DILUTED BASIS" with respect to the number of outstanding common shares of a Party at any time, means such number of outstanding common shares actually issued and outstanding, together with all common shares that may be issued on the exercise of any outstanding options and other rights to purchase or acquire common shares.

     (x) "DISSENT RIGHTS" means, (i) with respect to a registered ITME Shareholder, the right to dissent to the ITME Arrangement Resolution and to be paid the fair value of the ITME Shares in respect of which the ITME shareholder dissents, all in accordance with section 237-247 of the BCBCA, the Interim Order and the Plan of Arrangement, or (ii) with respect to a registered ACOR Shareholder, the right to dissent to the Continuance Resolution and to be paid the fair value of the ACOR Shares in respect of which the ACOR Shareholder dissents in accordance with Section 237-247 of the BCBCA.

     (y) "DISSENTER" means a shareholder who has delivered a Notice of Dissent to ACOR or ITME, as applicable.

     (z) "EFFECTIVE DATE" means the date upon which all of the conditions to the completion of the Plan of Arrangement as set out in Article 7 of the Arrangement Agreement have been satisfied or waived in accordance with the provisions of the Arrangement Agreement and all documents agreed to be delivered hereunder have been delivered to the recipient or such other date as the parties to this Agreement may agree in writing.

     (aa) "EFFECTIVE TIME" means the time on the Effective Date when the Arrangement becomes effective pursuant to the BCBCA.

     (bb) "EMPLOYEE OBLIGATIONS" means the obligations of ITME to its officers, directors, employees and consultants for retention, severance, termination or bonus payments in connection with a termination of employment or change of control of ITME pursuant to any written or oral agreements or any resolution of the board of directors of ITME, pension plans or other plans, ITME's severance, retention or other policies, Applicable Law or otherwise.

     (cc) "FINAL ORDER" means the order of the Court approving the Arrangement pursuant to subsection 291(4) of the BCBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

     (dd) "FINANCING" means financing activities entered into by ACOR for the purpose of closing this Arrangement.

     (ee) "INTERIM ORDER" means an interim order of the Court concerning the Arrangement under subsection 291(2) of the BCBCA, containing declarations and directions with respect to the Arrangement and the holding of the ITME Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

     (ff) "ITME" means International TME Resources Inc., a corporation incorporated under the BCBCA.

     (gg) "ITME ARRANGEMENT RESOLUTION" means the special resolution in respect of the Arrangement and all transactions contemplated thereunder to be considered by the ITME Shareholders at the ITME Meeting.

     (hh) "ITME BOARD" means the board of directors of ITME.

     (ii) "ITME MEETING" means the meeting of ITME Shareholders, as ordered by the Interim Order, to consider and, if determined advisable, approve the Arrangement.

     (jj) "ITME OPTIONS" means the outstanding options to acquire ITME Shares.

     (kk) "ITME SHAREHOLDER" means a holder of ITME Shares.

     (ll) "ITME SHARES" means common shares in the share capital of ITME, as constituted from time to time.

     (mm) "LETTER OF TRANSMITTAL" has the meaning given under the section "Procedure for Exchange of Securities - Exchange of Certificates Pursuant to the Arrangement".

     (nn) "MATERIAL ADVERSE CHANGE" or "MATERIAL ADVERSE EFFECT" means, with respect to a Party, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization or condition (financial or otherwise) of the Party and its subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere; (ii) conditions affecting the oil and natural gas exploration, exploitation, development gathering, transportation and production industry as a whole, and not specifically relating to the Party and/or its subsidiaries, including changes in laws or regulatory policies (including tax laws) and royalties; (iii) any change in relevant commodity prices; (iv) any matter which has been publicly disclosed or has been communicated in writing to the other Party as of the date hereof; or (v) any changes or effects arising from matters permitted or contemplated by this Agreement or consented to or approved in writing by the other Party, provided that in the cases of (i), (ii) and (iii) such Party is not disproportionately affected thereby.

     (oo) "MEETINGS" means collectively, the ACOR Meeting and the ITME Meeting.

     (pp) "MISREPRESENTATION" shall have the meaning ascribed thereto under the Securities Act (British Columbia).

     (qq) "MUTUAL RELEASES" means the mutual releases in favour of ITME delivered by certain ITME officers at the Effective Time.

     (rr) "NOTICE OF DISSENT" means a written notice of dissent delivered by a Shareholder to ACOR or ITME, as applicable.

     (ss) "OUTSIDE DATE" means September 30, 2013, or such other date as may be agreed among the Parties in writing.

     (tt) "PARTIES" means ACOR and ITME and "PARTY" means one of them.

     (uu) "PERSON" includes an individual, a partnership, a corporation, a trust, a joint venture, an unincorporated organization, a union, an Authorized Authority or any department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual.

     (vv) "PLAN OF ARRANGEMENT" means the plan of arrangement set out in
          Schedule 1.1(zz) to the Arrangement Agreement as amended or supplemented from time to time in accordance with the terms thereof or at the direction of the Court in the Final Order.

     (ww) "REGISTRAR" means the Registrar duly appointed under section 400 of the BCBCA.

     (xx) "RESIDENT HOLDER" has the meaning given under the section Certain Canadian Federal Income Tax Considerations.

     (yy) "SEC" means the United States Securities and Exchange Commission.

     (zz) "SHAREHOLDERS" means, collectively, the ACOR Shareholders and the ITME Shareholders.

     (aaa) "SHARES" means, collectively, the ACOR Shares and ITME Shares.

     (bbb) "SUBSIDIARY" has the meaning contemplated by the BCBCA.

     (ccc) "SUPPORT AGREEMENTS" means agreements between ACOR and certain holders of ITME Shares, and between ITME and certain holders of ACOR Shares, pursuant to which such ITME Shareholders and ACOR Shareholders agree to vote the ITME Shares and ACOR Shares, respectively, beneficially owned or controlled by them in favour of the Arrangement and to otherwise support the Arrangement, as provided therein, substantially in the form attached to the Arrangement Agreement.

     (ddd) "TAX ACT" means the Income Tax Act (Canada), together with any and all regulations promulgated thereunder, as amended from time to time.

     (eee) "U.S. EXCHANGE ACT" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     (fff) "U.S. SECURITIES ACT" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

                           JOINT INFORMATION CIRCULAR

                              GENERAL INFORMATION

INTRODUCTION

THIS PROXY STATEMENT AND CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY: (I) THE MANAGEMENT OF ACOR FOR USE AT THE ACOR MEETING; AND (II) THE MANAGEMENT OF ITME FOR USE AT THE ITME MEETING. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION AT THE ACOR MEETING OR THE ITME MEETING OTHER THAN THAT WHICH IS CONTAINED IN THIS CIRCULAR AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

THE INFORMATION CONCERNING ITME CONTAINED IN THIS CIRCULAR HAS BEEN PROVIDED BY ITME. ALTHOUGH ACOR HAS NO KNOWLEDGE THAT WOULD INDICATE THAT ANY OF SUCH INFORMATION IS UNTRUE OR INCOMPLETE, ACOR DOES NOT ASSUME ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION OR THE FAILURE BY ITME TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE COMPLETENESS OR ACCURACY OF SUCH INFORMATION BUT WHICH ARE UNKNOWN TO ACOR. THE INFORMATION CONCERNING ACOR CONTAINED IN THIS CIRCULAR HAS BEEN PROVIDED BY ACOR. ALTHOUGH ITME HAS NO KNOWLEDGE THAT WOULD INDICATE THAT ANY OF SUCH INFORMATION IS UNTRUE OR INCOMPLETE, ITME DOES NOT ASSUME ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION OR THE FAILURE BY ACOR TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE COMPLETENESS OR ACCURACY OF SUCH INFORMATION BUT WHICH ARE UNKNOWN TO ITME. The Meetings have been called for the purpose of considering and if deemed advisable, passing the ITME Arrangement Resolution (as defined herein), the ACOR Arrangement Resolution (as defined herein) and the ACOR Continuance Resolution (as defined herein) and for certain other business of ACOR.

Solicitation of proxies will be primarily by mail but may also be by telephone, email, facsimile or in person by directors, officers and employees of ACOR and ITME who will not be additionally compensated thereof. The costs of soliciting proxies will be borne by ACOR and ITME, respectively.

INFORMATION CONTAINED IN THIS CIRCULAR

Information contained in this Circular is given as of August 13, 2013 unless otherwise specifically stated.

The audited financial statements of ACOR have been made available to ITME and ACOR shareholders under ACOR's profile on the EDGAR website at http://www.sec.gov/edgar.shtml.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

Any capitalized terms used but not defined in this Circular shall have the meaning given thereto in the Arrangement Agreement.

                     APPOINTMENT AND REVOCATION OF PROXIES

Enclosed herewith is a form of proxy for use at the relevant Meeting. The persons named in the form of proxy are directors and/or executive officers of ACOR or directors and/or executive officers of ITME, as applicable. ANY SHAREHOLDER SUBMITTING A PROXY HAS THE RIGHT TO APPOINT A NOMINEE (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE RELEVANT MEETING, OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY, BY INSERTING THE NAME OF HIS OR HER CHOSEN NOMINEE IN THE SPACE PROVIDED FOR THAT PURPOSE ON THE FORM.

A form of proxy will not be valid for the ACOR Meeting or any adjournment thereof unless it is signed by the ACOR Shareholder or by the ACOR Shareholder's attorney authorized in writing or, if the ACOR Shareholder is a corporation, it must be executed by a duly authorized officer or attorney thereof. The proxy, to be acted upon, must be deposited with Olympia Trust Company, no later than the close of business two business days preceding the date of the ACOR Meeting or any adjournment thereof.

A form of proxy will not be valid for the ITME Meeting or any adjournment thereof unless it is signed by the ITME Shareholder or by the ITME Shareholder's attorney authorized in writing or, if the ITME Shareholder is a corporation, it must be executed by a duly authorized officer or attorney thereof. The proxy, to be acted upon, must be deposited with Computershare Trust Company, no later than the close of business two business days preceding the date of the ITME Meeting or any adjournment thereof.

Any Shareholder who has given a proxy may revoke it prior to its use, in any manner permitted by law, including by instrument in writing executed by the Shareholder by his or her attorney authorized in writing or, if the Shareholder is a corporation, executed by a duly authorized officer or attorney thereof and deposited as set forth in the relevant provision above at any time up to and including the last business day preceding the day of the relevant Meeting, or any adjournment thereof, at which the proxy is to be used or with the chairman of the relevant Meeting on the day of the Meeting or any adjournment thereof.

                               VOTING OF PROXIES

All Shares represented at the Meetings by properly executed proxies conferring authority on the management nominees will be voted on any matter that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying form of proxy, the Shares represented by the proxy will be voted in accordance with such instructions. IN THE ABSENCE OF ANY SUCH INSTRUCTION, THE MANAGEMENT NOMINEES WHOSE NAMES APPEAR ON THE PRINTED FORM OF PROXY WILL VOTE IN FAVOUR OF ALL THE MATTERS SET OUT THEREON. THE ENCLOSED

FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN. IF ANY OTHER BUSINESS OR AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICES OF MEETING PROPERLY COMES BEFORE THE MEETINGS, THEN DISCRETIONARY AUTHORITY IS CONFERRED UPON THE PERSON APPOINTED IN THE PROXY TO VOTE IN THE MANNER THEY SEE FIT, IN ACCORDANCE WITH THEIR BEST JUDGMENT.

At the time of the printing of this Circular, neither the management of ACOR nor the management of ITME knew of any such amendment, variation or other matter to come before their respective Meetings other than the matters referred to in the Notices of Meeting.

                 ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO MANY SHAREHOLDERS, AS A NUMBER OF SHAREHOLDERS DO NOT HOLD SHARES IN THEIR OWN NAME. Shareholders who are not registered Shareholders as they do not hold their Shares in their own name, such as holding their Shares registered in the name of an intermediary, ("BENEFICIAL SHAREHOLDERS") should note that only proxies deposited by Shareholders whose names appear on the records of ACOR or on the records of ITME, as applicable, as the registered holders of Shares can be recognized and acted upon at the Meetings. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of ACOR or ITME, as applicable. Such Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. THEREFORE, BENEFICIAL SHAREHOLDERS SHOULD ENSURE THAT INSTRUCTIONS RESPECTING THE VOTING OF THEIR SHARES ARE COMMUNICATED TO THE APPROPRIATE PERSON.

Although a Beneficial Shareholder may not be recognized directly at the Meetings for the purposes of voting Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for a registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meetings and indirectly vote their Shares as proxyholder for a registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the relevant Meeting.

INFORMATION FOR U.S. SHAREHOLDERS

The solicitation of proxies for the Meetings is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian securities laws, and this Circular has been prepared in accordance with disclosure requirements applicable in Canada, which differ from requirements applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

In addition, the securities to be issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act as set forth in Section 3(a)(10) thereof and only to the extent that corresponding exemptions from the registration or qualification requirements of state "blue sky" securities laws are available. Securityholders in the United States should be aware that Canadian disclosure requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. Specifically, information concerning the operations of ACOR and ITME contained in this Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to U.S. disclosure standards.

Each of ACOR and ITME is, and Chelsea will be, an entity existing under the laws of a jurisdiction outside of the United States. Some or all of the directors and officers of these entities and certain of the experts named in this Circular may be residents of countries other than the United States. All or some of these entities' and persons' assets may be located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon any of these entities, their officers and directors or the experts named in this Circular, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of these entities, their directors and officers or the experts named in this Circular.

NEITHER THE ARRANGEMENT NOR THE SECURITIES TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

SHAREHOLDERS SHOULD BE AWARE THAT THERE MAY BE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS TO THE ARRANGEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. EACH SHAREHOLDER SHOULD SEEK TAX ADVICE, BASED ON SUCH SHAREHOLDER'S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR

                  MATTERS TO BE ACTED UPON AT THE ITME MEETING

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, management of ITME is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer or any associate or affiliate of any of the foregoing in any matter to be acted on at the ITME Meeting.

THE ARRANGEMENT

The principal purpose of the ITME Meeting is for ITME Shareholders to consider and, if thought advisable, pass the ITME Arrangement Resolution. The full text of the ITME Arrangement Resolution is set forth in Appendix A-1 of this Circular. For a full description of the Arrangement, see "The Arrangement".

                  MATTERS TO BE ACTED UPON AT THE ACOR MEETING

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, management of ACOR is not aware of any material interest of any director or executive officer or any associate or affiliate of any of the foregoing in any matter to be acted on at the ACOR Meeting.

THE ARRANGEMENT

The principal purpose of the ACOR Meeting is for ACOR Shareholders to consider and, if thought advisable, pass the ACOR Arrangement Resolution. The full text of the ACOR Arrangement Resolution is set forth in Appendix A-2 of this Circular. For a full description of the Arrangement see "The Arrangement".

OTHER BUSINESS TO BE CONSIDERED AT THE ACOR MEETING

ACOR Shareholders will also be asked to consider the continuance of ACOR to the jurisdiction of the Province of Alberta and the adoption of new by-laws in compliance with the ABCA and certain other business matters described in this Circular, including the approval of the ACOR Option Plan.

                                THE ARRANGEMENT

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

BACKGROUND

Each of the ACOR Board and the ITME Board and senior management of each of ACOR and ITME regularly consider and investigate opportunities to enhance value for their respective shareholders. The management and directors of each of ITME and ACOR review and consider such proposals as they arise to determine whether pursuing them would be in the best interest of their respective shareholders.

During the summer of 2012, the management of each of ACOR and ITME had discussions regarding a possible transaction. Negotiations over the terms of a letter of intent progressed through the summer and on September 1, 2012, ACOR and ITME entered into a letter of intent.

Beginning in the fall of 2012, due diligence was performed by the parties concurrently with the negotiation of the terms of a definitive arrangement agreement. The Arrangement Agreement was approved by the ACOR Board on May 28, 2013 and by the ITME Board on May 17, 2013. The Arrangement Agreement was executed on May 29, 2013 and the parties issued a joint news release announcing the Arrangement that same day.

REASONS FOR THE ARRANGEMENT

ACOR and ITME believe the amalgamation of the two corporations as Chelsea under the Arrangement and the other transactions contemplated thereby will provide the following potential strategic benefits to the Shareholders and Chelsea:

     o a strong and credible management team with a proven track record in exploration and negotiation of strategic relationships with other industry players;

     o enhanced value for Shareholders through ownership in a larger entity with stronger growth potential;

     o technical, operational and administrative efficiencies as a result of the fusion of joint assets;

     o an ability to pursue larger scale projects and to enter into strategic relationships with larger industry participants; and

     o    potential for increased liquidity of shares.

RECOMMENDATIONS OF THE ITME BOARD

The ITME Board has unanimously approved the Arrangement, determined that the Arrangement is fair to the ITME Shareholders, determined that the Arrangement is in the best interests of ITME, and recommends that the ITME Shareholders vote in favour of the Arrangement.

RECOMMENDATIONS OF THE ACOR BOARD

The ACOR Board has approved the Arrangement, determined that the Arrangement is in the best interests of ACOR, and recommends that the ACOR Shareholders vote in favour of the Arrangement and the transactions contemplated in the Arrangement.

RISK FACTORS RELATED TO THE ARRANGEMENT

An investment in Chelsea Shares as a result of the completion of the Arrangement is subject to certain risks. The following are risk factors which ITME Shareholders should carefully consider before making a decision regarding the ITME Arrangement Resolution and which ACOR Shareholders should carefully consider before making a decision regarding the ACOR Arrangement Resolution.

ITME AND ACOR MAY NOT SATISFY ALL REGULATORY REQUIREMENTS OR OBTAIN THE NECESSARY APPROVALS FOR COMPLETION OF THE ARRANGEMENT ON SATISFACTORY TERMS OR AT ALL

Completion of the Arrangement is subject to the approval of the Court and the satisfaction of certain regulatory requirements and the receipt of all necessary regulatory and Shareholder approvals and third-party consents. There can be no certainty, nor can either party provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. The requirement to take certain actions or to agree to certain conditions to satisfy such requirements or obtain any such approvals may have a Material Adverse Effect on the business and affairs of Chelsea or the market for Chelsea Shares, after completion of the Arrangement.

THE ARRANGEMENT AGREEMENT MAY BE TERMINATED IN CERTAIN CIRCUMSTANCES, INCLUDING IN THE EVENT OF A MATERIAL ADVERSE CHANGE IN ITME OR ACOR

Each of ITME and ACOR has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can either party provide any assurance, that the Arrangement Agreement will not be terminated before the completion of the Arrangement. For example, a party has the right, in certain circumstances, to terminate the Arrangement Agreement if a Material Adverse Change occurs with respect to the other party. Although a Material Adverse Change excludes certain events that are beyond the control of the parties, there is no assurance that a change constituting a Material Adverse Change in a party will not occur before the Effective Date, in which case the other party could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

THE MARKET PRICE FOR THE ACOR SHARES AND THE ITME SHARES MAY DECLINE

If the ACOR Arrangement Resolution is not approved by the ACOR Shareholders or the ITME Arrangement Resolution is not approved by the ITME Shareholders, the market price of the ACOR Shares and/or the ITME Share may decline to the extent that the current market price of the ACOR Shares and/or the ITME Shares reflects a market assumption that the Arrangement will be completed. If the ACOR Arrangement Resolution is not approved by the ACOR Shareholders or the ITME Arrangement Resolution is not approved by ITME Shareholders, as the case may be, and the ITME Board or the ACOR Board, as the case may be, decides to seek another business combination, there can be no assurance that ACOR or ITME, as the case may be, will be able to find a transaction as attractive to ACOR or ITME, as the case may be, as the Arrangement.

THERE MAY BE U.S. TAX IMPLICATIONS TO THE ARRANGEMENT.

U.S. shareholders should be aware that there may be U.S. tax implications to the Arrangement. Shareholders are encouraged to seek independent advice from their tax and legal advisors.

EFFECT AND DETAILS OF THE ARRANGEMENT

EFFECT ON ITME SHARES AND ACOR SHARES

Pursuant to the Arrangement, all of the ITME Shares will be transferred to ACOR. ITME and ACOR will then amalgamate. The amalgamated entity shall be known as Chelsea. The ACOR Shares shall survive and continue to be Chelsea Shares without amendment.

On August 13, 2013, there were 25,737,066 issued and outstanding ITME Shares and no ITME Options issued or outstanding. ACOR has agreed to issue an aggregate of 13,976,542 Consideration Shares at closing. Assuming no ITME Options are outstanding at the Effective Time, ITME Shareholders would receive 0.5431 Consideration Shares for each ITME Share held at the Effective Time. The number of Consideration Shares issued shall result in former ITME Shareholders owning approximately 21.8% of the outstanding Chelsea Shares after the Effective Time of the Arrangement.

ARRANGEMENT STEPS

THE FOLLOWING IS A SUMMARY ONLY AND REFERENCE SHOULD BE MADE TO THE FULL TEXT OF THE ARRANGEMENT AGREEMENT SET FORTH IN APPENDIX "C" TO THIS CIRCULAR AND THE PLAN OF ARRANGEMENT ATTACHED AS SCHEDULE "1.1(ZZ)" TO THE ARRANGEMENT AGREEMENT.

Commencing at the Effective Time, each of the events or transactions set out below shall occur, and shall be deemed to occur, in the following order, without any further act or formality, except as otherwise provided herein:

     (a) all of the ITME Shares held by Dissenting Shareholders immediately prior to the Effective Time shall be deemed to have been transferred to ACOR (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and shall be cancelled and cease to be outstanding as of the Effective Time, and each Dissenting Shareholder shall cease to have any rights as an ITME Shareholder other than the right to be paid, in accordance with the Dissent Rights, the fair value of the ITME Shares with respect to which the Dissenting Shareholder has dissented;

     (b) each holder of ITME Shares shall be deemed to receive 0.5431 of a Consideration Share in exchange for each outstanding ITME Share that shall be deemed transferred to, and acquired by, ACOR (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever);

     (c) the stated capital of the common shares of ITME shall be reduced to $1.00 in aggregate;

     (d) ITME and ACOR shall amalgamate and be continued as one corporation ("AMALCO"); and

     (e)  the name of Amalco shall be "Chelsea Oil and Gas Ltd.".

No fractional Consideration Shares will be issued in connection with the Arrangement. In the event that a ITME Shareholder would otherwise be entitled to fractional Consideration Shares pursuant to the Arrangement, the number of Consideration Shares issued to such ITME Shareholder shall be rounded up to the next whole number of Consideration Shares, as applicable, if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next whole number of Consideration Shares, as applicable, if the fractional entitlement is less than 0.5. In calculating such fractional interests, all ITME Shares registered in the name of or beneficially held by such ITME Shareholder or his/her/its nominee shall be aggregated.

PROCEDURE FOR THE ARRANGEMENT TO BECOME EFFECTIVE

PROCEDURAL STEPS

The Arrangement is proposed to be carried out pursuant to the provisions of Division 5 of Part 9 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

     (a) the Arrangement must be approved by the ITME Shareholders in the manner set forth in the Interim Order;

     (b)  the Court must grant the Final Order approving the Arrangement;

     (c) all conditions precedent to the Arrangement (including receipt of ACOR Shareholders' approval of the ACOR Arrangement Resolution) as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

     (d) all required regulatory approvals and third-party consents in respect of the completion of the Arrangement must be obtained.

SHAREHOLDER APPROVAL

Pursuant to the terms of the Interim Order, the ITME Arrangement Resolution must, subject to further orders of the Court, be approved by not less than 66 2/3% of ITME Shareholders voting in person or by proxy at the ITME Meeting.

Notwithstanding the foregoing, the ITME Arrangement Resolution authorizes the ITME Board, without further notice to or approval of the ITME Shareholders and subject to the terms of the Arrangement Agreement, to amend the Plan of Arrangement or to decide not to proceed with the Arrangement at any time prior to the Effective Time. See Appendix A-1 to this Circular for the full text of the ITME Arrangement Resolution.

Pursuant to the terms of the Arrangement Agreement, the ACOR Arrangement Resolution must be approved by not less than 66 2/3% of the ACOR Shareholders voting in person or by proxy at the ACOR Meeting in order for the Arrangement to be completed.

COURT APPROVAL

On August 13, 2013, ITME obtained the Interim Order providing for the calling and holding of the ITME Meeting and other procedural matters. A copy of the Interim Order is attached as Appendix B-1 to this Circular.

Subject to the terms of the Arrangement Agreement, if the ITME Arrangement Resolution is approved at the ITME Meeting and the ACOR Arrangement Resolution is approved at the ACOR Meeting, ITME will make application to the Court for the Final Order at the Courthouse, 800 Smithe Street, Vancouver, B.C. on September 17, 2013 at 9:45 a.m. (Vancouver time) or as soon thereafter as counsel may be heard. Any ITME Shareholder, or other interested party who wishes to participate or to be represented or to present evidence or argument must file with the Court and serve on ITME, by service upon counsel, Blake, Cassels and Graydon LLP, 595 Burrard St., Suite 2600, Three Bentall Centre, Vancouver, BC V7X 1L3, Attention:

Laura Cundari, a Response to Petition in the form required by the B.C. Supreme Court Rules, and any additional affidavits or other materials on which the ITME Shareholders or other interested party intends to rely, on or before 4:00 p.m. (Vancouver time) on September 12, 2013. A copy of the Notice of Hearing is attached as Appendix B-1 to this Circular.

The Parties have been advised by their respective counsel that the Court has broad discretion under the BCBCA when making orders with respect to the Arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the ITME Shareholders and any other interested party as the Court determines appropriate. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate. Either ITME or ACOR may determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to it, acting reasonably.

The Consideration Shares issuable to ITME Shareholders in exchange for their ITME Shares under the Arrangement have not been and will not be registered under the U.S. Securities Act, and such securities will be issued in reliance upon the exemption from registration requirement of the U.S. Securities Act provided by
Section 3(a)(10) thereof. The Final Order is required for the Arrangement to become effective and the Court has been advised that if the terms and conditions of the Arrangement are approved by the Court pursuant to the Final Order, the Final Order will constitute the basis for an exemption from the registration requirement of the U.S. Securities Act under Section 3(a)(10) thereof for the issuance of the Consideration Shares issuable to the ITME Shareholders pursuant to the Arrangement.

OTHER APPROVALS

It is a condition to the completion of the Arrangement that all necessary regulatory and third-party approvals shall have been completed or obtained.

TIMING

Subject to all conditions precedent to the Arrangement as set forth in the Arrangement Agreement being satisfied or waived by the appropriate party, the Arrangement will become effective upon the Effective Date. If the ITME Arrangement Resolution is approved at the ITME Meeting as required by the Interim Order and the ACOR Arrangement Resolution is approved at the ACOR Meeting, ITME will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on or about September 17, 2013, in form and substance satisfactory to the parties, and all other conditions specified in the Arrangement Agreement are satisfied or waived, the parties expect the Effective Date will be on or about September 18, 2013. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court in the hearing of the application for the Final Order. It is a condition to the completion of the Arrangement that the Effective Date shall have occurred on or prior to the Outside Date.

FOR FULL PARTICULARS IN RESPECT OF ALL OF THE EVENTS WHICH WILL OCCUR PURSUANT TO THE PLAN OF ARRANGEMENT, SEE THE FULL TEXT OF THE PLAN OF ARRANGEMENT WHICH IS ATTACHED AS SCHEDULE 1.1(ZZ) TO APPENDIX "C" TO THIS CIRCULAR.

                      SUMMARY OF THE ARRANGEMENT AGREEMENT

THE ARRANGEMENT AGREEMENT

The Arrangement Agreement provides for the implementation of the Plan of Arrangement. The Arrangement Agreement contains covenants, representations and warranties of and from each of ITME and ACOR and various conditions precedent, including mutual conditions precedent in favour of each party. The following is a summary of certain material provisions of the Arrangement Agreement and is qualified in its entirety by reference to the full text of the Arrangement Agreement and the Plan of Arrangement set forth in Appendix "C" and Schedule "1.1(zz)" to Appendix "C", respectively. ACOR Shareholders and ITME Shareholders are encouraged to read the Arrangement Agreement and the Plan of Arrangement in their entirety.

The Arrangement Agreement provides that ACOR will acquire all of the outstanding ITME Shares by way of a plan of arrangement under Section 288 of the BCBCA and in respect of which, on the Effective Date, and on the terms and conditions contained in the Plan of Arrangement, each ITME Shareholder (other than a Dissenting Shareholder) will receive 0.5431 Consideration Shares for each ITME Share held.

COVENANTS REGARDING THE ARRANGEMENT

ITME and ACOR has each given, in favour of the other Party, usual and customary covenants for an agreement of this nature including covenants to conduct their respective businesses in the usual and ordinary course and consistent with past practices, to use their respective commercially reasonable efforts to fulfill or cause the fulfillment of the conditions precedent to their respective obligations under the Arrangement Agreement to the extent they are within such Party's control, to hold the ITME Meeting and the ACOR Meeting, respectively, and to make all necessary filings and applications under Applicable Law required to be made by a party in connection with the Arrangement.

REPRESENTATIONS AND WARRANTIES

Each of ITME and ACOR made certain customary representations and warranties related to (i) its due organization and qualification to carry on business; (ii) its authority to enter into the Arrangement Agreement and carry out its obligations thereunder; (iii) the due execution and delivery of the Arrangement Agreement; (iv) that neither the consummation by it of the transactions contemplated there by or compliance with it with the provisions of the Arrangement Agreement will, among other things, violate, conflict with or result in a breach of any provisions of, require any consent, approval or notice under, constitute a default or result in a right of termination or acceleration under or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of a Party, any of the terms, conditions or provisions of its organizational documents, instrument or obligations to which it is a party or by which its properties or assets may be subject or by which it is bound or violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to it; and (v) other representations and warranties with respect to the business, operations and assets of each Party. In addition, ITME and ACOR has each made certain representations and warranties particular to such Party.

The assertions embodied in those representations and warranties were made solely for the purposes of the Arrangement Agreement and may be subject to important qualifications and limitations agreed to by the Parties in connection with negotiating its terms. Moreover, some of those representations and warranties are subject to exceptions or exclusions communicated between the Parties and/or a contractual standard of materiality or Material Adverse Effect different from that generally applicable to public disclosure to Shareholders. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as a statement of factual information at the time they were made or otherwise.

CONDITIONS OF CLOSING

          Mutual Conditions

The Arrangement Agreement provides that the respective obligations of the Parties to complete the transactions contemplated by the Arrangement Agreement are subject to the satisfaction of the following conditions on or before the Effective Time or such other time as specifically specified:

     (a) the Interim Order shall have been granted in form and substance satisfactory to each of ACOR and ITME, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to ITME and ACOR, acting reasonably, on appeal or otherwise;

     (b) the ITME Arrangement Resolution shall have been passed by the ITME Shareholders at the ITME Meeting, in form and substance satisfactory to each of ACOR and ITME, acting reasonably, duly approving the Arrangement in accordance with the Interim Order;

     (c) the ACOR Arrangement Resolution shall have been passed by the ACOR Shareholders at the ACOR Meeting, in form and substance satisfactory to each of ACOR and ITME, acting reasonably,

     (d) the Final Order shall have been granted in form and substance satisfactory to ACOR and ITME, acting reasonably;

     (e) all government and regulatory approvals, orders, rulings, exemptions and consents (including, without limitation those of any securities or regulatory authorities) which, in the judgment of the Parties, acting reasonably, are necessary to complete the Arrangement, shall have been obtained on terms and conditions satisfactory to ACOR and ITME, acting reasonably, and shall be in full force and effect, and any and all other applicable waiting periods under any competition, merger control or similar laws or regulations or imposed by any Authorized Authority having jurisdiction over ITME, ACOR, the Arrangement or any other transaction contemplated by the Arrangement with respect to any such matters, shall have expired or been terminated and no objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

     (f) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any Authorized Authority or by any private Person in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which ITME carries on business) shall have been proposed, enacted, promulgated, amended or applied, which in any case, in the judgment of the Parties, acting reasonably, has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the completion of the Arrangement; and

     (g) all necessary actions have been taken in regard to the Arrangement for the Consideration Shares issued to ITME Shareholders to be issued in reliance on the 3(a)(10) Exemption and similar exemptions under all applicable state securities laws; the Final Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the U.S. Securities Act from the registration requirements otherwise imposed by the U.S. Securities Act, regarding the distribution of securities of Chelsea pursuant to the Arrangement.

The foregoing conditions are for the mutual benefit of ITME and ACOR and may be asserted by each of ITME and ACOR regardless of the circumstances and may be waived by ITME and ACOR in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which ITME or ACOR may have.

          Additional Conditions in Favour of ACOR

The obligation of ACOR to complete the transactions contemplated hereby is subject to the satisfaction, on or before the Effective Time or such other time specified, of the following conditions:

     (a)  ITME shall have furnished ACOR with:

          (i) certified copies of the resolutions duly passed by the board of directors of ITME approving the Arrangement Agreement and the consummation of the transactions contemplated thereby and directing the submission of the Arrangement for approval at the ITME Meeting and unanimously recommending that the ITME Shareholders vote in favour of the Arrangement; and

          (ii) certified copies of the ITME Arrangement Resolution, duly passed at the ITME Meeting, approving the Arrangement in accordance with the Interim Order;

     (b) except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of ITME contained in the Arrangement Agreement shall be true and correct in all material respects (without giving effect to any materiality qualifiers contained therein) as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and ITME shall have complied in all material respects with its covenants in the Arrangement Agreement (without giving effect to any materiality qualifiers contained herein) and ACOR shall have received a certificate to that effect dated the Effective Date from two senior officers of ITME acceptable to ACOR, acting reasonably, acting solely on behalf of ITME and not in their personal capacity, to their information and belief having made reasonable inquiry and ACOR will have no knowledge to the contrary (provided that ITME shall be given written notice by ACOR of, and five Business Days to cure, any misrepresentation, breach or non-performance of any representation, warranty, covenant or obligation, provided that the five Business Day cure period shall not extend beyond the Outside Date);

     (c) holders of outstanding ITME Shares representing not more than 10% of the outstanding ITME Shares (on a non-diluted basis) shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as at the Effective Date;

     (d) at the time of the closing of the Arrangement, each of the directors and officers of ITME (other than those agreed to by ACOR) shall have provided their resignations (in the case of directors, in a manner that allows for the orderly replacement of directors on the Effective
          Date) and each of such officers and directors shall have delivered duly executed Mutual Releases;

     (e) there shall not have occurred any Material Adverse Change in respect of ITME after the date of the Arrangement Agreement or prior to the Effective Date; and

     (f) ACOR shall have received releases or other confirmations, satisfactory to ACOR in its sole discretion, acting reasonably, from each Person who receives the payments set forth in the specified sections of the Arrangement Agreement.

The foregoing conditions are for the exclusive benefit of ACOR and may be asserted by ACOR regardless of the circumstances or may be waived by ACOR in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which ACOR may have.

          Additional Conditions in Favour of ITME

The obligation of ITME to consummate the transactions contemplated in the Arrangement Agreement is subject to the satisfaction, on or before the Effective Time or such other time specified, of the following conditions:

     (a)  ACOR shall have furnished ITME with:

          (i) certified copies of the resolutions duly passed by the board of directors of ACOR approving the Arrangement Agreement and the consummation of the transactions contemplated hereby; and

          (ii) certified copies of the ACOR Arrangement Resolution, duly passed at the ACOR Meeting;

     (b) ACOR shall have appointed, or ensured the appointment at the Effective Time, of: (i) William Petrie, Sr., Jesse Meidl, Stewart Gibson, Yves Merer and Toby Pierce as directors of ACOR; (ii) William Petrie, Sr. as Chairman of ACOR; and (iii) William Petrie, Jr. as Chief Exploration Officer of ACOR; shall have obtained the resignations from the current officers and directors of ACOR, except for Jesse Meidl and William Petrie, Sr., and each of such officers and directors shall have delivered duly executed resignations and Mutual Releases;

     (c) except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of ACOR contained in the Arrangement Agreement shall be true and correct in all material respects (without giving effect to any materiality qualifiers contained therein) as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and ACOR shall have complied in all material respects with its covenants in the Arrangement Agreement (without giving effect to any materiality qualifiers contained herein) and ITME shall have received a certificate to that effect dated the Effective Date from two senior officers or directors of ACOR acceptable to ITME, acting reasonably, acting solely on behalf of ACOR, and not in their personal capacity, to the best of their information and belief having made reasonable inquiry and ITME will have no knowledge (provided that, ACOR shall be given written notice by ITME of, and five Business Days to cure, any misrepresentation, breach or non-performance of any representation, warranty, covenant or obligation, provided that the five Business Day cure period shall not extend beyond the Outside
          Date);

     (d) ACOR shall have delivered to ITME by wire transfer to ITME or to whom ITME directs as described in the Escrow Instructions (as defined in the Arrangement Agreement) such funds as may be required to satisfy ITME's reasonable legal, accounting and other closing costs in respect of the Arrangement;

     (e) ACOR shall have delivered to Royal Energy Corp. ("ROYAL") or Royal's designee by wire transfer the amount of US$200,000 to satisfy the liability owing by ITME to Royal; and

     (f) there shall not have occurred any Material Adverse Change in respect of ACOR after the date of the Arrangement Agreement or prior to the Effective Date.

The foregoing conditions are for the exclusive benefit of ITME and may be asserted by ITME regardless of the circumstances or may be waived by ITME in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which ITME may have.

TERMINATION OF THE ARRANGEMENT AGREEMENT

The Arrangement Agreement may be terminated by either ACOR or ITME:

     (a) at any time after the Outside Date if the Effective Time has not occurred;

     (b) if the ACOR Meeting is held and the ACOR Arrangement Resolution is not approved by the ACOR Shareholders by the requisite majority;

     (c) if the ITME Meeting is held and the ITME Arrangement Resolution is not approved by the ITME Shareholders by the requisite majority; or

     (d) if any law makes the completion of the Arrangement illegal or otherwise prohibitive and such law has become final and non-appealable.

Notwithstanding any other rights contained therein, ACOR may terminate the Arrangement Agreement upon written notice to ITME if:

     (e) ITME breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach would cause any of the mutual conditions precedent or conditions in favour of ACOR contained in the Arrangement Agreement not to be satisfied; or

     (f) any of the mutual conditions precedent or conditions in favour of ACOR contained in the Arrangement Agreement shall not be complied with, or waived by ACOR, on or before the date required for the performance thereof.

Notwithstanding any other rights contained therein, ITME may terminate the Arrangement Agreement upon written notice to ACOR if:

     (g) ACOR breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the mutual conditions precedent or conditions in favour of ITME contained in the Arrangement Agreement not to be satisfied; or

     (h) any of the mutual conditions precedent or conditions in favour of ITME contained in the Arrangement Agreement shall not be complied with, or waived by ITME, on or before the date required for the performance thereof.

In the event of the termination of the Arrangement Agreement in the circumstances set forth above, the Arrangement Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of ACOR or ITME thereunder, except for each Party's obligations as set out under Section
8.3 (Confidential Information), Subsection 10.1(d) (Survival), Subsection 10.1(e) (Expenses), Section 11.2 (Survival of Certain Covenants), Section 11.5 (Confidentiality) and Section 11.8 (Privacy Matters) of the Arrangement Agreement.

In the event the Arrangement Agreement is terminated for any reason, ACOR agrees to promptly pay all expenses reasonably incurred by ITME in connection with the Arrangement, including administrative, accounting and legal fees.

PROCEDURE FOR EXCHANGE OF SECURITIES

EXCHANGE OF CERTIFICATES PURSUANT TO THE ARRANGEMENT

A letter of transmittal containing instructions with respect to the surrender of certificates representing ITME Shares (the "LETTER OF TRANSMITTAL") is enclosed with this Circular for use by registered ITME Shareholders (other than ITME Dissenting Shareholders) in exchanging their ITME Shares for Consideration Shares.

If the Arrangement becomes effective, in order to receive a physical certificate(s) representing Consideration Shares in exchange for the deposited ITME Shares to which such holder is entitled under the Plan of Arrangement, an ITME Shareholder must deliver the Letter of Transmittal, properly completed and duly executed, together with original certificate(s) representing its ITME Shares and all other required documents to the Depositary at the address set forth in the Letter of Transmittal. It is each ITME Shareholder's responsibility to ensure that the Letter of Transmittal is received by the Depositary. If the Arrangement is not completed, the Letter of Transmittal will be of no effect and the Depositary will return all certificates representing the deposited ITME Shares to the holders thereof as soon as practicable at the address specified in the Letter of Transmittal. ITME Shareholders who are Beneficial Shareholders must contact their intermediary or applicable registered ITME Shareholder to deposit their ITME Shares.

Pursuant to the terms of the Plan of Arrangement and subject to any Applicable Laws relating to unclaimed personal property, any certificates formerly representing ITME Shares that are not deposited with the Depositary together with a properly completed and duly executed Letter of Transmittal and any other documents the Depositary reasonably requires on or before the last business day prior to the third year anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the former holder of such ITME Shares to receive Consideration Shares shall be deemed to be surrendered to ACOR together with all interest, dividends or distributions thereon held for such former holder.

ITME Shareholders are encouraged to deliver a properly completed and duly executed Letter of Transmittal together with the relevant certificate(s) representing the ITME Shares and any other required documents to the Depositary as soon as possible and, in any case, before the Effective Date.

THE USE OF MAIL TO TRANSMIT CERTIFICATES REPRESENTING THE ITME SHARES AND THE LETTER OF TRANSMITTAL IS AT EACH HOLDER'S RISK. ITME RECOMMENDS THAT SUCH CERTIFICATES AND DOCUMENTS BE DELIVERED BY HAND TO THE DEPOSITARY AND A RECEIPT THEREFORE BE OBTAINED OR THAT REGISTERED MAIL BE USED AND APPROPRIATE INSURANCE BE OBTAINED.

The Depositary will receive reasonable and customary compensation from ACOR for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liability under securities laws and expenses in connection therewith.

LOST SECURITIES

If a certificate representing ITME Shares has been lost, apparently destroyed or wrongfully taken, the holder of such ITME Shares shall be entitled to obtain a replacement certificate representing such ITME Shares upon contacting the registrar and transfer agent of the ITME Shares and satisfying such reasonable requirements as may be imposed by ITME and its transfer agent in relation to the issuance of replacement certificates.

DISSENT RIGHTS

Shareholders who wish to dissent should take note that strict compliance with the dissent procedures is required.

ITME Shareholders

Every registered ITME Shareholder (other than ITME Shareholders who have entered Support Agreements) is entitled to be paid the fair value of such holder's ITME Shares provided that the holder duly dissents to the Arrangement and the Arrangement becomes effective. ITME Shareholders who are Beneficial Shareholders and who wish to exercise Dissent Rights must arrange for the registered ITME Shareholder holding their ITME Shares to deliver the Notice of Dissent. The Dissent Rights are those rights pertaining to the right to dissent from the ITME Arrangement Resolution that are contained in Sections 237 to 247 of the BCBCA, as modified by the Interim Order as provided for in the Plan of Arrangement. An ITME Shareholder is not entitled to exercise Dissent Rights if the holder votes any ITME Shares in favour of the ITME Arrangement Resolution.

A Registered ITME Shareholder who intends to exercise Dissent Rights must deliver a Notice of Dissent to:

         International TME Resources Inc.
         c/o Blake, Cassels and Graydon LLP
         595 Burrard St., Suite 2600, Three Bentall Centre,
         Vancouver, BC V7X 1L3

         Attention: Laura Cundari

to be received on or before 4:00 p.m. (Vancouver time) at least two (2) clear Business Days before the ITME Meeting or any adjournment or postponement thereof. The Notice of Dissent must set out the number of ITME Shares held by the Dissenter.

ACOR SHAREHOLDERS

Registered ACOR Shareholders (other than ACOR Shareholders who have entered into Support Agreements) have the right to dissent with respect to the Continuance Resolution and, if such resolutions becomes effective, to be paid the fair value of their ACOR shares in accordance with Sections 237 to 247 of the BCBCA.

A registered ACOR Shareholder wishing to exercise rights of dissent with respect to the Continuance Resolution must deliver a Notice of Dissent to:

         ACOR c/o Torys LLP
         4600 Eighth Avenue Place East
         525 - 8th Avenue S.W.
         Calgary, Alberta T2P 1G1

         Attention: Janan Paskaran

to be received no later than 4 p.m. (Calgary time) at least two clear Business Days prior to the ACOR Meeting or any adjournment or postponement thereof. The Notice of Dissent must set out the number of ACOR Shares held by the Dissenter. ACOR Shareholders who are Beneficial Shareholders and wish to exercise Dissent Rights must arrange for the registered ACOR Shareholder holding the ACOR Shares to deliver the Notice of Dissent.

All Shareholders

A brief summary of the dissent procedures is set out below. This summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting registered Shareholder who seeks payment of the fair value of the Shares held and is qualified in its entirety by reference to Sections 237 to 247 of the BCBCA, in the case of ITME Shareholders as modified by the Interim Order as provided for in the Plan of Arrangement. Sections 237 to 247 of the BCBCA are reproduced in their entirety as Appendix "G" to this Circular. The dissent procedures must be strictly adhered to and any failure by a registered Shareholder to do so may result in the loss of that holder's Dissent Rights. Accordingly, each registered Shareholder who wishes to exercise Dissent Rights should carefully consider and comply with the dissent procedures and consult such holder's legal advisers.

The delivery of a Notice of Dissent does not deprive a registered Shareholder of the right to vote at the ITME Meeting on the ITME Arrangement Resolution or at the ACOR Meeting on the ACOR Continuance Resolution. A vote against the ITME Arrangement Resolution or the ACOR Continuance Resolution as applicable, whether in person or by proxy, does not constitute a Notice of Dissent. A Shareholder is not entitled to exercise the Dissent Right with respect to any Shares, as applicable, if the Shareholder votes in favour of the ITME Arrangement Resolution or the ACOR Continuance Resolution, as applicable. A Shareholder, however, may vote as a proxyholder for another Shareholder whose proxy required an affirmative vote, without affecting the right of the registered Shareholder to exercise Dissent Rights.

If the subject resolutions are passed at the Meetings, the applicable party must send by registered mail to every Dissenter, prior to the date set for the hearing of the Final Order, a notice of intention stating that, subject to receipt of the Final Order and satisfaction of the other conditions set out in the Arrangement Agreement, the parties intend to complete the Arrangement, and advising the Dissenter that if the Dissenter intends to proceed with its exercise of its Dissent Rights, it must deliver to ITME or ACOR, as applicable, within one month of the mailing of the notice of intention, a written statement containing the information specified in the Interim Order together with any certificate representing the holder's Shares (the "NOTICE OF INTENTION"). If a Dissent Right is being exercised by someone other than the Beneficial Shareholder, as the case may be, this written statement must be signed by such Beneficial Shareholder.

A Dissenter delivering such written statement may not withdraw its dissent and, at the Effective Time, the Dissenter's Shares will be purchased by ACOR. ACOR will pay to each Dissenter the fair value agreed between ITME and the Dissenter or ACOR and the Dissenter, as applicable, for the Dissenting Shares. ACOR or a Dissenter may apply to the Court if no agreement on the terms of the fair value of the Dissenting Shares is reached, and the Court may:

     (a) determine the fair value that the Dissenting Shares had immediately before the passing of the ITME Arrangement Resolution or ACOR Continuance Resolution, or order that such value be established by arbitration or by reference to the registrar, as a referee of the Court;

     (b) join in the application each Dissenter who has not agreed with ACOR on the amount of the payout value of the Dissenting Shares; and

     (c) make consequential orders and give such directions as it considers appropriate.

If a Dissenter fails to strictly comply with the requirements of the Dissent Rights, it will lose its Dissent Rights, ACOR will return to the Dissenter the certificates representing the Dissenting Shares, if any, that were delivered to ACOR, and if the Arrangement is completed, the Dissenter if such Dissenter holds ITME Shares will be deemed to have participated in the Arrangement on the same terms as the ITME Shareholders.

If a Dissenter strictly complies with the foregoing requirements of the Dissent Rights, but the Arrangement is not completed prior to the Termination Date, ACOR will return to the Dissenter the certificates, if any, delivered to ACOR.

SHAREHOLDERS SHOULD CONSULT THEIR LEGAL ADVISORS WITH RESPECT TO THE LEGAL RIGHTS AVAILABLE TO THEM IN RELATION TO THE ARRANGEMENT AND THE DISSENT RIGHTS. SHAREHOLDERS SHOULD ALSO NOTE THAT THE EXERCISE OF DISSENT RIGHTS CAN BE COMPLEX, TIME-CONSUMING AND EXPENSIVE. DISSENT RIGHTS ARE NOT AVAILABLE TO ITME OPTIONHOLDERS, THE ITME SHAREHOLDERS WHO HAVE EXECUTED SUPPORT AGREEMENTS OR THE ACOR SHAREHOLDERS WHO HAVE EXECUTED SUPPORT AGREEMENTS.

The Arrangement Agreement provides that it is a condition precedent to the Arrangement in favour of ACOR that holders of not greater than 10% of the issued and outstanding ITME Shares shall have exercised Dissent Rights that have not been withdrawn as at the Effective Date. See "The Arrangement -- Arrangement Agreement -- Conditions to the Arrangement".

INTEREST OF CERTAIN PERSONS OR COMPANIES IN THE ARRANGEMENT

SHARE OWNERSHIP

As of August 13, 2013, the directors and executive officers of ITME and their associates and affiliates, as a group, (each of whom has signed a Support Agreement to vote in favour of the ITME Arrangement Resolution) beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 8,637,898 ITME Shares, representing approximately 34% of the outstanding ITME Shares.

As of August 13, 2013, the directors and executive officers of ACOR and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 10,401,552 ACOR Shares, representing approximately 20.7% of the ACOR Shares. ACOR has received Support Agreements from ACOR Shareholders representing approximately 64% of the ACOR Shares.

OTHER INTERESTS

None of the principal holders of ACOR Shares or ITME Shares or any director or officer of ACOR or ITME, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, ACOR, ITME, or any of their affiliates, except as disclosed above or elsewhere in this Circular.

CANADIAN SECURITIES LAW MATTERS

ACOR is not a reporting issuer (or the equivalent) in any province of Canada and the ACOR Shares are not currently trading on any Canadian exchange. The issue of Consideration Shares pursuant to the Arrangement will constitute distributions of securities which are exempt from the registration and prospectus requirements of the Canadian Securities Acts. Upon completion of the Arrangement the Consideration Shares may be freely resold in each province of Canada, provided that: (i) Chelsea is a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade; (ii) the trade is not a "control distribution" as defined National Instrument 45-102, Resale of Securities; (iii) no unusual effort is made to prepare the market or create a demand for those securities; (iv) no extraordinary commission or consideration is paid in respect of that trade; and (v) if the selling security holder is an insider or officer of Chelsea (as such terms are defined in the Canadian Securities Acts), the insider or officer has no reasonable grounds to believe that Chelsea is in default under the Canadian Securities Acts.

Each ITME Shareholder is urged to consult the holder's professional advisors with respect to restrictions applicable to trades in Consideration Shares under Canadian Securities Laws.

U.S. SECURITIES LAW MATTERS

The securities to be issued under the Arrangement have not been and will not be registered under the U.S. Securities Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act as set forth in Section 3(a)(10) thereof and only to the extent that corresponding exemptions from the registration or qualification requirements of state ''blue sky'' securities laws are available. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of certain securities exchanged for one or more outstanding securities from the registration requirements of the U.S. Securities Act where, among other things, the fairness of the terms and conditions of the exchange of such securities have been approved by certain courts after a hearing upon the fairness of the terms and conditions of the exchange of such securities at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof.

The Court is authorized pursuant to applicable Canadian law to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court will be advised that, if the terms and conditions of the Arrangement are approved by the Court pursuant to the Final Order, the securities to be issued pursuant to the Arrangement will not require registration under the U.S. Securities Act pursuant to Section 3(a)(10) thereof. Therefore, if the Court approves the Plan of Arrangement, its approval will constitute the basis for the securities to be issued without registration under the U.S. Securities Act. The Arrangement will only be effective if approved by the Court. The Court granted the Interim Order on August 13, 2013 and, subject to the approval of the Arrangement by ACOR Shareholders and ITME Shareholders, a final hearing on the Arrangement is expected to be held on September 17, 2013 by the Court.

The securities to be issued under the Arrangement will not be "restricted securities" (as such term is defined in Rule 144 under the U.S. Securities Act), and will have no U.S. restrictive legend of any kind on the share certificates. The securities to be issued under the Arrangement will be freely transferable in the United States, unless those securities are issued to persons who are "affiliates" (as such term is defined in Rule 144 under the U.S. Securities Act) of Chelsea after the Effective Time. Persons who may be deemed to be "affiliates" of Chelsea include individuals or entities that, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with, Chelsea, and generally include executive officers and directors of Chelsea as well as principal shareholders of Chelsea.

Any resale of such securities by such an "affiliate" will be subject to the registration requirements of the U.S. Securities Act and must accordingly be made pursuant to an effective registration statement or in a transaction exempt from registration. Subject to certain limitations, such "affiliates" may immediately resell such securities outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. With respect to transactions inside the United States, Rule 144 under the U.S. Securities Act generally provides that such "affiliates" may not sell the securities received pursuant to the Arrangement on an unregistered basis, except in accordance with certain volume, current public information and manner of sale limitations as set out in Rule 144 under the U.S. Securities Act. These limitations generally require that any sales made by an "affiliate" in any three-month period not exceed the greater of 1% of the outstanding securities or, if such securities are listed on a U.S. securities exchange (such as the New York Stock Exchange or NASDAQ), the average weekly trading volume over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market "brokers' transactions" (as such term is defined in Rule 144 under the U.S. Securities Act) at times when certain information specified by Rule 144 under the U.S. Securities Act is publicly available with respect to the issuer of such securities. None of the former affiliates of ITME will be affiliates of Chelsea immediately after the Effective Time.

The foregoing discussion is only a general overview of certain requirements of U.S. securities laws applicable to the securities received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

               CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels and Graydon LLP, counsel to ITME, and Torys LLP, counsel to ACOR, the following summary describes the principal Canadian federal income tax considerations under the Tax Act of the Arrangement generally applicable to a beneficial owner of ITME Shares who, at all relevant times, for purposes of the Tax Act: (i) deals at arm's length with ITME and ACOR; (ii) is not affiliated with ITME or ACOR; and (iii) holds its ITME Shares, and will hold the Consideration Shares received upon the Arrangement, as capital property (a "HOLDER").

ITME Shares will generally be considered to be capital property to a Holder unless such ITME Shares are held by the Holder in the course of carrying on a business or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to: (i) a ITME Shareholder that is a "specified financial institution" for the purposes of the Tax Act; (ii) a ITME Shareholder that is a "financial institution" for the purposes of the mark-to-market rules in the Tax Act; (iii) a ITME Shareholder, an interest in which is a "tax shelter investment" for the purposes of the Tax Act; (iv) a ITME Shareholder whose "functional currency" for the purposes of the Tax Act is the currency of a country other than Canada; (v) an ITME Shareholder that is a foreign affiliate, as defined in the Tax Act, of a taxpayer resident in Canada; or (vi) a ITME Shareholder that has sold or purchased ITME Shares subject to a "derivative forward agreement" as that term is defined in proposed amendments to the Tax Act contained in a Notice of Ways and Means Motion that accompanied the federal budget tabled by the Minister of Finance (Canada) on March 21, 2013. In addition, this summary does not address the tax considerations to ITME Shareholders who acquired their shares on exercise of an employee stock option. Such ITME Shareholders should consult their own tax advisors.

Further, this summary is not applicable to a person that (i) is a corporation resident in Canada and (ii) is, or becomes as part of a transaction or event or series of transactions that includes the acquisition of ACOR Shares, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in section 212.3 of the Act. Such ITME Shareholders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, and on counsels' understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "PROPOSED AMENDMENTS") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular ITME Shareholder. This summary is not exhaustive of all Canadian federal Income tax considerations, Accordingly, ITME Shareholders should consult their own tax advisors having regard to their own particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR HOLDERS RESIDENT IN
CANADA

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act: (i) is, or is deemed to be, resident in Canada; and (ii) is not exempt from tax under Part I of the Tax Act (a "RESIDENT HOLDER").

EXCHANGE OF ITME SHARES

Pursuant to the Arrangement a Resident Holder, other than an ITME Dissenting Shareholder, will exchange the holder's ITME Shares for Consideration Shares. Such Resident Holder will be deemed to have disposed of such ITME Shares under a tax-deferred share-for-share exchange under Section 85.1 of the Tax Act, unless such holder chooses to recognize a capital gain (or capital loss) as described in the immediately following paragraph. More specifically, the holder will be deemed to have disposed of the ITME Shares for proceeds of disposition equal to the adjusted cost base of the ITME Shares to such holder, determined immediately before the Effective Time, and the holder will be deemed to have acquired the Consideration Shares at an aggregate cost equal to such adjusted cost base of the ITME Shares. This cost will be averaged with the adjusted cost base of all other Consideration Shares held by the holder as capital property for the purpose of determining the adjusted cost base of each Consideration Share held by the holder.

A Resident Holder who exchanges ITME Shares for Consideration Shares pursuant to the Arrangement and who chooses to recognize all of the capital gain (or capital loss) in respect of the exchange may do so by including the applicable portion of such capital gain (or capital loss) in computing its income for the taxation year in which the exchange takes place. In such circumstances, the holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the fair market value of the Consideration Shares received exceeds (or is less than) the aggregate of the adjusted cost base of the ITME Shares to the holder, determined immediately before the Effective Time, and any reasonable costs of disposition. The amount of any capital loss realized by a ITME Shareholder that is a corporation, trust or partnership may be denied in certain cases where such ITME Shareholder acquired the ITME Shares in a transaction subject to the stop-loss rules described in the Tax Act. For a description of the tax treatment of capital gains and capital losses, see "Taxation of Capital Gains and Capital Losses" below. The cost of the Consideration Shares acquired on the exchange will be equal to the fair market value thereof. This cost will be averaged with the adjusted cost base of all other Consideration Shares held by the holder as capital property for the purpose of determining the adjusted cost base of such Consideration Shares.

AMALGAMATION OF ITME AND ACOR

The amalgamation between ITME and ACOR will not result in any Canadian tax consequences to a Resident Holder. A Resident Holder will be considered to have disposed of their Consideration Shares for proceeds of disposition equal to the adjusted cost base of the Consideration Shares and acquired Chelsea Shares with an adjusted cost base of the same amount.

DISSENTING RESIDENT HOLDERS

Based on the current administrative position of the CRA, a Resident Holder who exercises Dissent Rights in respect of the Arrangement (in each case, a "DISSENTING RESIDENT HOLDER") who is paid the fair value of such Dissenting Resident Holder's ITME Shares by Chelsea will realize a capital gain (or a capital loss) equal to the amount, if any, by which the cash received in respect of the fair value of such Dissenting Resident Holder's ITME Shares (other than in respect of interest awarded by the court) exceeds (or is less than) the aggregate of the adjusted cost base of such ITME Shares to the Dissenting Resident Holder and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, see "Taxation of Capital Gains and Capital Losses" below. Dissenting Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights, including whether the CRA administrative position would be applicable in this case.

A Dissenting Resident Holder will be required to include in computing its income any interest awarded by a court in connection with the Arrangement. In addition, a Dissenting Resident Holder that, throughout the relevant taxation year, is a "Canadian controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on its "aggregate investment income" (as defined in the Tax Act), including interest income. Dissenting Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

DISPOSING OF CHELSEA SHARES

Generally on a disposition or deemed disposition of a Chelsea Share (other than in a tax deferred transaction), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder of the Chelsea Share immediately before the disposition or deemed disposition and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, see "Taxation of Capital Gains and Capital Losses" below.

TAXATION OF CAPITAL GAINS AND CAPITAL LOSSES

Generally, one-half of any capital gain (a "TAXABLE CAPITAL GAIN") realized by a Resident Holder in a taxation year must be included in the Resident Holder's income for the year, and one-half of any capital loss (an "ALLOWABLE CAPITAL LOSS") realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year (subject to and in accordance with rules contained in the Tax Act). Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Resident Holder that. throughout the relevant taxation year, is a "Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on its "aggregate investment income" (as defined in the Tax Act), including any taxable capital gains.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a share may be reduced by the amount of certain dividends previously received (or deemed to be received) by the Resident Holder on such share (or another share where the share has been acquired in exchange for such other share) to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns a share or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such share. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Capital gains realized by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR HOLDERS NOT RESIDENT IN CANADA

This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the application of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the ITME Shares in a business carried on in Canada (a "NON-RESIDENT HOLDER"). Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere or an "authorized foreign bank" (as defined in the Tax
Act).

EXCHANGE OF ITME SHARES

ITME Shares held by Non-Resident Holders, other than ITME Dissenting Shareholders, will be exchanged for Consideration Shares as part of the Arrangement.

ITME has advised that ITME Shares should, unless deemed by the Tax Act in a particular holder's circumstances, not be considered "taxable Canadian property" for purposes of the Tax Act and, therefore, a Non-Resident Holder who receives Consideration Shares in exchange for ITME Shares will not realize a capital gain or capital loss as a result of the exchange. The Non-Resident Holder will be considered to have disposed of the ITME Shares for proceeds of disposition equal to the aggregate adjusted cost base of the ITME Shares to the Non-Resident Holder immediately before the Effective Time and to have acquired such Consideration Shares at an aggregate cost equal to such proceeds of disposition. This cost will be averaged with the adjusted cost base on all other Consideration Shares held by the Non-Resident Holder for the purposes of determining the adjusted cost base of each Consideration Share held by the Non-Resident Holder.

Non-Resident Holders who dispose of ITME Shares that are deemed to be "taxable Canadian property" (as defined in the Tax Act) should consult their own tax advisors concerning the potential requirement to file a Canadian income tax return depending on their particular circumstances.

AMALGAMATION OF ITME AND ACOR

The amalgamation between ITME and ACOR will not result in any Canadian tax consequences to a Non-Resident Holder. A Non-Resident Holder will be considered to have disposed of their Consideration Shares for proceeds of disposition equal to the adjusted cost base of the Consideration Shares and acquired Chelsea Shares with an adjusted cost base of the same amount.

DISSENTING NON-RESIDENT HOLDERS

Based on the current administrative position of the CRA, a Non-Resident Holder who exercises Dissent Rights in respect of the Arrangement (in each case, a "DISSENTING NON-RESIDENT HOLDER") and who is paid the fair value of such Dissenting Non-Resident Holder's ITME Shares by Chelsea will realize a capital gain (or a capital loss) equal to the amount, if any, by which the cash received in respect of the fair value of such Dissenting Non-Resident Holder's ITME Shares (other than in respect of interest awarded by the court) exceeds (or is less than) the aggregate of the adjusted cost base of such ITME Shares to the Dissenting Non-Resident Holder as determined under the Tax Act and any reasonable costs of disposition (for a description of the tax treatment of capital gains and capital losses, see "Taxation of Capital Gains and Capital Losses" above). Dissenting Non-Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights, including whether the CRA administrative position would be applicable in this case.

A Dissenting Non-Resident Holder will generally not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of ITME Shares pursuant to the exercise of their Dissent Rights unless such ITME Shares are considered to be "taxable Canadian property" to such Dissenting Non-Resident Holder that is not exempt from tax under the Tax Act pursuant to the terms of an applicable income tax treaty. Dissenting Non-Resident Holders whose ITME Shares may constitute "taxable Canadian property" should consult their own tax advisors.

Where a Dissenting Non-Resident Holder receives interest in connection with the exercise of Dissent Rights in respect of the Arrangement, the interest will not be subject to Canadian withholding tax under the Tax Act.

DISPOSING OF CHELSEA SHARES

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a Chelsea Share, unless (i) the Chelsea Share is "taxable Canadian property" to the Non-Resident Holder for purposes of the Tax Act; and (ii) the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. The Chelsea Shares will generally not constitute 'taxable Canadian property" to a Dissenting Non-Resident Holder at the time of the Arrangement, unless at any time during the 60-month period immediately preceding the disposition of the Chelsea Shares more than 50% of the fair market value of the Chelsea Share was derived directly or indirectly, from one or a combination of real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interest in, or for civil law, rights in, property in any of the foregoing whether or not the property exists. In addition, where a Non-Resident Holder acquires Chelsea Shares in exchange for ITME Shares that are "taxable Canadian property", the Chelsea Shares will be deemed to be "taxable Canadian property" for the 60 month period that commences on the Effective Date. Non-Resident Holders who dispose of Chelsea Shares that are "taxable Canadian property" should consult their own tax advisors with respect to the Canadian income tax consequences of the disposition and the potential requirement to file a Canadian income tax return in respect of the disposition depending on their particular circumstances.

                     INFORMATION ABOUT THE COMBINED COMPANY

HEAD OFFICE

Upon completion of the Arrangement, the head office of Chelsea will be located in Calgary, Alberta

DESCRIPTION OF THE PROPOSED OPERATIONS

Upon completion of the Arrangement, the proposed operations of Chelsea will be to focus on the continued development of the combined business of ITME and ACOR, specifically the exploration of oil and gas opportunities in Australia. For further information, see "Information Concerning ITME - Description of the Business" and "Information Concerning ACOR - Description of the Business".

DIRECTORS OF CHELSEA UPON COMPLETION OF THE ARRANGEMENT

Upon the completion of the Arrangement, the directors of Chelsea shall be William Petrie, Sr., Jesse Meidl, Yves Merer, Stewart Gibson and Toby Pierce.

Each director will hold office until the close of the next annual general meeting of Chelsea or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of Chelsea or with the provisions of the Business Corporations Act (Alberta).

Further information regarding the prospective directors of Chelsea is presented in the table below:


                          OFFICE(S) HELD
NAME AND RESIDENCE        WITH ACOR       DIRECTOR SINCE    PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------------------------------------

Stewart Gibson
Aboyne, Scotland          Director        n/a               Mr. Stewart Gibson is an Executive Advisor to  the
                                                            Chief Executive Officer of Sterling Resources Ltd.
                                                            Prior thereto, he was Chief Executive of Sterling
                                                            Resources Ltd. and Managing Director of Sterling
                                                            Resources (U.K.) Ltd. from January 2006 to May
                                                            2010. Mr. Gibson was President and Chief Operating
                                                            Officer of Sterling Resources Ltd. from June 2000
                                                            to December 2005. He holds a Bachelor of Science
                                                            degree in Petroleum Engineering.

Toby Pierce               Director        n/a               Mr. Pierce served  as Partner and Senior Analyst
London, England                                             with GMP Securities in London. Prior to GMP, Mr.
                                                            Pierce served as Director Institutional Research
                                                            at Tristone Capital. Mr. Pierce has provided
                                                            geological consulting services to numerous
                                                            companies engaged in the mining and exploration
                                                            industry across North and Latin America, holds an
                                                            MBA from the Rotman School of Business as well as
                                                            a BSc, in Earth Sciences from the University of
                                                            Victoria.

Yves Merer                Director        n/a               Mr. Merer is currently the Chief Executive Officer
London, England                                             of Caithness Petroleum Limited, a private company
                                                            with a head office in the United Kingdom. Prior to
                                                            Caithness, Mr. Merer held several positions with
                                                            Shell over his more than 30 year career, including
                                                            as the Former Chair of Shell Iran, the former
                                                            Managing Director Exploration and Production of
                                                            Shell China and the former Managing Director of
                                                            Shell Syria.

                                                      34

                          OFFICE(S) HELD
NAME AND RESIDENCE        WITH ACOR       DIRECTOR SINCE    PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------------------------------------


Jesse  Meidl              Director        February, 2012    Mr. Jesse Meidl has over 15 years of
London, England                                             experience in the oil and gas sector. Since 2010
                                                            he has been the Chief Financial Officer of
                                                            Caithness Petroleum Limited, a private
                                                            international energy company headquartered in
                                                            London, England. Prior thereto, he was an
                                                            investment banker in the International Oil & Gas
                                                            group of Thomas Weisel Partners in London (now
                                                            Stifel Nicolas). Mr. Meidl was previously the
                                                            Chief Financial Officer for Arsenal Energy Inc.,
                                                            an international exploration company listed on the
                                                            Toronto Stock Exchange, which held production
                                                            assets in Canada and the USA and exploration
                                                            assets in Egypt, Colombia and Uzbekistan. He
                                                            qualified as a Chartered Accountant with KPMG in
                                                            Calgary, where he specialized in oil and gas
                                                            exploration and production and services. He also
                                                            holds the ICAEW Corporate Finance qualification
                                                            and a B.Comm. degree from the University of
                                                            Saskatchewan (Canada).

William Petrie, Sr.       Director        February, 2012    Mr. William Petrie, Sr., has in excess of 35 years of
Alberta, Canada                                             experience as a petroleum geologist, primarily in
                                                            Western Canada. For the past five years he has
                                                            been employed by Birch Lake Energy, Inc. He began
                                                            his career with Mobil Oil, leaving after several
                                                            years to join the independent sector. He has been
                                                            involved as President and Director for a number of
                                                            public and private oil and gas companies. In these
                                                            positions he was responsible for generating,
                                                            evaluating and successfully exploiting oil and gas
                                                            exploration, development and acquisition
                                                            opportunities throughout North America.


CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

No proposed director of ACOR has within the 10 years prior to the date hereof:
(a) been a director or executive officer of any corporation that, while such person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, (ii) was subject to an event that resulted, after the proposed director ceased to be a director or executive officer, in the corporation being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

PRINCIPAL HOLDERS OF CHELSEA SHARES

After giving effect to the Arrangement, to the knowledge of the directors and officers of ACOR and ITME, no person will own, directly or indirectly, or exercise control or direction over securities carrying more than 10% of the votes attached to all of the issued and outstanding Chelsea Shares.

                          INFORMATION CONCERNING ITME

GENERAL

ITME was formed in July 1983 under the name of Termex Resources, Inc. in the Province of British Columbia, Canada. In January 1987, ITME changed its name to TME Resources Inc. and in July 1994, changed its name again to International TME Resources Inc. (at which time it also increased its authorized shares of common stock to 50 million shares). Currently, ITME has 25,737,066 ITME Shares issued and outstanding. No options or warrants are outstanding.

ITME's executive offices are located at 6370 L.B.J. Fwy., Suite 174, Dallas, Texas 75240; phone number is (972) 458-7013.

DESCRIPTION OF THE BUSINESS

ITME focuses on oil and gas exploration opportunities in offshore and onshore permits (leases) within the territorial boundaries of Australia, searching for natural gas, crude oil and natural gas liquids. ITME owns a 50% working interest in 5,022,000 acres (20,323 square kilometers) in the onshore Georgina Basin in Queensland.

ITME SHARES AND HOLDERS THEREOF

In 1985, ITME listed on the Vancouver Stock Exchange through a registered offering, underwritten by Pacific International Securities. A majority of ITME's shareholders participated in the registered offering. Currently ITME is no longer listed on any securities exchange in Canada and the ITME Shares trade on the OTC Markets under the symbol ITME.

As of the date hereof, the directors and executive officers of ITME, as a group, beneficially own, directly or indirectly, 8,637,898 ITME Shares representing approximately 34% of the issued and outstanding ITME Shares.

LEGAL PROCEEDINGS

ITME is not currently a party to, and none of its properties are the subject of, any material legal proceedings.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Golden, Colorado is the transfer agent and registrar for the ITME Shares.

DIRECTOR'S APPROVAL

The contents and the sending of the Circular have been unanimously approved by the ITME Board.

                          INFORMATION CONCERNING ACOR

GENERAL

ACOR was incorporated under the BCBCA on April 28, 1997.

DESCRIPTION OF THE BUSINESS

ACOR is an oil company currently engaged in the acquisition, exploration and development of oil and gas prospects in Australia. ACOR's principal assets consist of a working interest in approximately 5.02 million acres. ACOR's other working interests are in the Surat / Bowen Basins in Queensland, Australia, and the Cooper / Eromanga Basin in South Australia.

In addition to ATP 582, ACOR's Surat assets, comprised of 77,000 net acres will form part of the combined business of Chelsea upon completion of the Arrangement. The Surat assets include six existing oilfields which are currently shut-in and four additional exploration locations. ACOR anticipates these assets represent an opportunity for infill and horizontal drilling and water flooding.

ACOR's asset in the Cooper / Eromanga Basin is a carried 5.6% working interest in approximately 1.1 million net acres containing Western Flank Oil prospects.

ACOR SHARES AND HOLDERS THEREOF

As of the date hereof, 50,029,065 ACOR Shares were issued and outstanding as fully paid and non-assessable.

ACOR Shares trade on the OTCQB under the symbol: "AUCAF".

As of the date hereof, the directors and executive officers of ACOR, as a group, beneficially own, directly or indirectly, 10,401,552 ACOR Shares representing approximately 20.7% of the issued and outstanding ACOR Shares.

As of the date hereof, the directors and executive officers of the Corporation, as a group, do not beneficially own any options ("ACOR OPTIONS") to purchase ACOR Shares issuable pursuant to the proposed stock option plan of ACOR (the "ACOR OPTION PLAN").

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of ACOR are KWCO. PC. Olympia Trust Company at its offices in Calgary, Alberta and Toronto, Ontario is the transfer agent and registrar for the ACOR Shares.

LEGAL PROCEEDINGS

ACOR is not the subject of any material legal proceedings, nor is ACOR or any of its properties a party to or the subject of any such proceedings and no such proceedings are known to be contemplated.

DIRECTOR'S APPROVAL

The contents and the sending of the Circular have been approved by the ACOR
Board.

                          ACOR SPECIAL MEETING MATTERS

1. APPROVAL OF OPTION PLAN

GENERAL

The ACOR Board has conditionally approved the proposed ACOR Option Plan substantially in the form attached as Appendix "D" to this Circular. At the ACOR Meeting, ACOR Shareholders will be asked to consider and, if thought fit, pass with or without variation, an ordinary resolution authorizing the ACOR Option Plan.

ACOR is proposing the ACOR Option Plan as the only long term incentive plan pursuant to which ACOR may, at the discretion of the ACOR Board, grant ACOR Options to directors, officers, consultants and employees of ACOR and its affiliates (the "PARTICIPANTS"). The purpose of the ACOR Option Plan is to provide compensation opportunities to Participants which align their interests with those of ACOR Shareholders and which assist ACOR in attracting and retaining individuals of exceptional ability to serve ACOR.

Under the ACOR Option Plan (assuming approval):

     o subject to the terms of the ACOR Option Plan, ACOR Options may be granted in such numbers and with such vesting provisions as the ACOR Board may determine;

     o the ACOR Board shall, at the time an option is granted under the ACOR Option Plan, fix the exercise price at which Common Shares may be acquired upon the exercise of such ACOR Option provided if ACOR becomes listed on the TSX Venture Exchange (the "TSXV"), such exercise price shall not be less than the Discounted Market Price (as is defined in Policy 1.1 - Interpretation of the TSX Venture Exchange Corporate Finance Manual);

     o options may be granted for a maximum term of ten years, unless ACOR receives the permission of the relevant stock exchange or exchanges on which ACOR Shares may then be listed and as specifically provided by the ACOR Board and as permitted under the rules of any stock exchange or exchanges on which the ACOR Shares are then listed;

     o except pursuant to the terms of the ACOR Option Plan in regard to the death of a Participant, options are not transferable or assignable;

     o the maximum number of ACOR Shares reserved for issuance under the ACOR Option Plan shall not exceed 10% of the outstanding ACOR Shares as at the date of the grant;

     o the maximum number of ACOR Shares reserved for issuance to any one person under the ACOR Option Plan shall not exceed five percent of the outstanding ACOR Shares as at the date of the grant;

     o the maximum number of ACOR Shares reserved for issuance to a Consultant (as defined in Policy 4.4 - Incentive Stock Options ("POLICY 4.4") of the TSXV Corporate Finance Manual) or a person engaged in Investor Relations Activities (as defined in Policy 1.1 - Interpretation of the TSXV Corporate Finance Manual) shall not exceed two percent of the outstanding ACOR Shares as at the date of the grant;

     o options expire within 90 days of termination of employment or holding office as a director, officer, employee or consultant of ACOR for any reason other than death or permanent disability, subject to extension at the discretion of the ACOR Board;

     o in case of death, options expire on the earlier of one year thereafter or the end of the period during which the option may be exercised, and may be exercised by legal representatives or designated beneficiaries of the holder of such options;

     o ACOR is permitted to make the required source withholdings and remittances in respect of employee stock option benefits as required under the Income Tax Act (Canada); and

     o the ACOR Board may suspend or terminate the ACOR Option Plan at any time. The ACOR Board may also, at any time, amend or revise the terms of the ACOR Option Plan, subject to the receipt of all necessary regulatory approvals, provided that no such amendment or revision shall alter the terms of any options granted under the ACOR Option Plan.

"BE IT RESOLVED THAT:

     1. the proposed stock option plan of ACOR (the "ACOR OPTION PLAN"), as described in the proxy statement and Circular dated August 13, 2013 is hereby approved; and

     2. any officer or director of the Corporation be and is hereby authorized and directed for and on behalf of the Corporation to execute, deliver and file all such documents and to take all such other actions as may be deemed necessary or desirable for the implementation of this ordinary resolution, provided that the board of directors of the Corporation may, in its sole discretion and without further approval of the shareholders of the Corporation, revoke and rescind the foregoing resolution before it is acted upon."

In order to be passed, the foregoing ordinary resolution must be approved by a simple majority of the votes cast by ACOR Shareholders who vote in respect of such resolution, in person or by proxy, at the ACOR Meeting.

Please refer to Appendix "D" to this Circular for the complete text of the proposed ACOR Option Plan.

2. APPROVAL OF CONTINUANCE

GENERAL

At the ACOR Meeting, ACOR Shareholders will be asked to consider and, if thought fit, pass with or without variation, a special resolution authorizing ACOR to continue (the "CONTINUANCE") from the jurisdiction of the Province of British Columbia to the jurisdiction of the Province of Alberta pursuant to Section 188 of the Business Corporations Act (Alberta) (the "ABCA") and authorizing the ACOR Board, in its sole discretion, to file a continuance application with the registrar under the ABCA as required in connection with the Continuance and to file articles of continuance which comply with the provisions of the ABCA. The articles of continuance will include a name change from the current "Australian-Canadian Oil Royalties Ltd." to "Chelsea Oil & Gas Ltd." ACOR intends to file the articles of continuance substantially in the form attached as Appendix "E" to this Circular. The full text of the special resolution authorizing the Continuance is as follows:

"BE IT RESOLVED THAT:

     1. the continuance (the "CONTINUANCE") of the Corporation from a company existing under the Business Corporations Act (British Columbia) (the "BCBCA") to a corporation existing under the Business Corporations Act (Alberta) (the "ABCA") pursuant to Section 188 of the ABCA is hereby approved;

     2. the Corporation is hereby authorized and directed to make an application to the Registrar under the BCBCA to obtain approval for the Continuance;

     3. the Corporation is hereby authorized and directed to make an application to the registrar under the ABCA for a certificate of continuance under the ABCA; and

     4. any officer or director of the Corporation be and is hereby authorized and directed for and on behalf of the Corporation to execute, deliver and file all such documents and to take all such other actions as may be deemed necessary or desirable for the implementation of this special resolution, provided that the board of directors of the Corporation may, in its sole discretion and without further approval of the shareholders of the Corporation, revoke and rescind the foregoing resolution before it is acted upon."

In order to be passed, the foregoing special resolution must be approved by at least 66 2/3% of the votes cast by ACOR Shareholders who vote in respect of such resolution, in person or by proxy, at the ACOR Meeting.

PROCEDURE

In order to effect the Continuance, various steps must be taken, including the following:

     o the ACOR Shareholders must approve the Continuance by special resolution at the ACOR Meeting, authorizing the Corporation to, among other things, apply with the Registrar under the BCBCA for authorization to proceed with the Continuance;

     o the Registrar under the BCBCA must approve the proposed Continuance under the ABCA, upon being satisfied that the Corporation has filed with the registrar all of the records that the Corporation is required to file with the Registrar under the BCBCA;

     o the Corporation must apply to the registrar under the ABCA for a certificate of continuance by filing articles of continuance under the ABCA; and

     o the Corporation must file a copy of any record issued to it under the ABCA to effect or confirm the continuance with the Registrar under the BCBCA, who will then publish in the prescribed manner a notice that the Corporation has been continued into the jurisdiction of the Province of Alberta.

On the date shown on the certificate of continuance, ACOR will become a corporation under the laws of the Province of Alberta as if it had been incorporated under the ABCA.

PRINCIPLE EFFECTS OF CONTINUANCE

Upon the Continuance becoming effective, ACOR Shareholders will continue to hold one common share of ACOR for each one common share of ACOR currently held and the name of ACOR will be changed to "Chelsea Oil & Gas Ltd.". The principal attributes of the common shares of ACOR after Continuance will be identical to the corresponding common shares of ACOR prior to the Continuance other than differences in shareholders' rights under the ABCA and the BCBCA.

A summary comparing the rights of shareholders under the ABCA and BCBCA is attached hereto as Appendix "H". Management of ACOR is of the view that the ABCA will provide ACOR Shareholders with substantively the same rights as are available to shareholders under the BCBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression action, and is consistent with corporate legislation in most other Canadian jurisdictions and that ACOR Shareholders will not be adversely affected by the Continuance. However, ACOR Shareholders should consult their legal advisors regarding implications of the Continuance which may be of particular importance to them.

The directors and officers of ACOR immediately following the Continuance will be identical to the directors and officers of ACOR immediately prior to the Continuance. As of the effective date of the Continuance, the election, duties, resignations and removal of ACOR's directors and officers shall be governed by the ABCA, the proposed articles of continuance and such form of by-laws as are adopted by the ACOR Board.

3. CONFIRMATION OF NEW BY-LAWS

GENERAL

The current notice of articles of ACOR (the "CURRENT BY-LAWS") were adopted on April 28, 1997. If the Arrangement is approved by ACOR Shareholders and becomes effective, ACOR will be required to adopt new by-laws that are in compliance with the ABCA. The ACOR Board has conditionally approved new by-laws (the "NEW BY-LAWS") substantially in the form attached as Appendix "F" to this Circular, which will come into effect upon the completion of the Arrangement.

Accordingly, at the ACOR Meeting, ACOR Shareholders will be asked to consider and, if thought fit, pass, with or without variation, the following ordinary resolution to approve the repeal of the Current By-Laws and the adoption of the New By-Laws:

"BE IT RESOLVED THAT:

     1. subject to the issuance of a certificate of continuance under the ABCA, the repeal of the current notice of articles and articles of ACOR and the adoption of the new by-laws of ACOR, conditionally approved by the ACOR Board and with such non-material amendments as the ACOR Board may approve, is hereby approved; and

     2. any officer or director of ACOR be and is hereby authorized and directed for and on behalf of ACOR to execute, deliver and file all such documents and to take all such other actions as may be deemed necessary or desirable for the implementation of this special resolution, provided that the ACOR Board may, in its sole discretion and without further approval of the shareholders of ACOR, revoke and rescind the foregoing resolution before it is acted upon."

In order to be passed, the foregoing ordinary resolution must be approved by a simple majority of the votes cast by ACOR Shareholders who vote in respect of such resolution, in person or by proxy, at the ACOR Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Neither ACOR nor any director or executive officer of ACOR, nor any proposed nominee for election as a director of ACOR, nor any other insider of ACOR, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the year ended December 31, 2012, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect ACOR, other than Jesse Meidl and William Petrie, Sr. who were each party to a share exchange agreement dated November 17, 2011 (the "SHARE EXCHANGE AGREEMENT") among ACOR, 1629518 Alberta Ltd. and certain other parties thereto, which transaction was completed on February 29, 2012 resulting in the issuance of an aggregate of 13,209,506 ACOR Shares, including the issuance of an aggregate of 7,353,956 ACOR Shares to Jesse Meidl and William Petrie, Sr.

OTHER BUSINESS

Management is not aware of any other business to come before the ACOR Meeting other than as set forth in the Notice of Meeting. If any other business properly comes before the ACOR Meeting, it is the intention of the management nominees named in the form of proxy to vote the ACOR Shares represented thereby in accordance with their best judgment on such matter.

MANAGEMENT CONTRACTS

No management functions of ACOR are performed by a person or company other than the directors or executive officers of ACOR.

ADDITIONAL INFORMATION

Financial information for the financial year ended December 31, 2012 are provided in ACOR's financial statements for its most recently completed financial year. ACOR Shareholders may access additional copies of such financial statements on ACOR's website at www.aussieoil.com.

                                  APPENDIX A-1

                          ITME ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1. The arrangement (the "ARRANGEMENT") under Section 288 of the Business Corporations Act (British Columbia) (the "BCBCA") substantially as set forth in the plan of arrangement (the "PLAN OF ARRANGEMENT") attached as Schedule "1.1(zz)" to Appendix C to the Joint Information Circular of International TME Resources Inc. ("ITME") and Australian Canadian Oil Royalties Ltd. ("ACOR") dated August 13, 2013 (the "CIRCULAR") and all transactions contemplated thereby be and are hereby authorized, approved, ratified and confirmed.

2.   The Plan of Arrangement is hereby authorized, approved and adopted.

3. The arrangement agreement between ACOR and ITME dated May 29, 2013 (the "ARRANGEMENT AGREEMENT"), a copy of which is attached as Appendix C to the Circular together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 6 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby authorized, approved, ratified and confirmed.

4. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the ITME shareholders in accordance with the interim order of the Supreme Court of British Columbia (the "COURT") or that the Arrangement has been approved by the Court, the directors of ITME are hereby authorized and empowered, without further approval of the ITME shareholders: (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement, as the case may be; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5. Any one director or officer of ITME is hereby authorized and directed for and on behalf of and in the name of ITME to execute, under the seal of ITME or otherwise, and to deliver for filing to the Registrar under Section 292 of the BCBCA all such documents as are necessary or desirable to give effect to the Plan of Arrangement in accordance with the Arrangement Agreement.

6. Any director or officer of ITME is hereby authorized, for and on behalf of ITME, to execute and deliver articles of arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

                                  APPENDIX A-2

                          ACOR ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1. The arrangement (the "ARRANGEMENT") under Section 288 of the Business Corporations Act (British Columbia) (the "BCBCA") substantially as set forth in the plan of arrangement (the "PLAN OF ARRANGEMENT") attached as Schedule "1.1(zz)" to Appendix C to the Joint Information Circular of International TME Resources Inc. ("ITME") and Australian Canadian Oil Royalties Ltd. ("ACOR") dated August 13, 2013 (the "CIRCULAR") and all transactions contemplated thereby be and are hereby authorized, approved, ratified and confirmed.

2. The issuance of up to 13,976,542 common shares of ACOR as are required to acquire all of the outstanding ITME shares pursuant to the Arrangement is hereby approved.

3. The arrangement agreement between ACOR and ITME dated May 29, 2013 (the "ARRANGEMENT AGREEMENT"), a copy of which is attached as Appendix C to the Circular together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 5 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby authorized, approved, ratified and confirmed.

4. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the ACOR shareholders or by the ITME shareholders in accordance with the interim order of the Supreme Court of British Columbia (the "COURT") or that the Arrangement has been approved by the Court, the directors of ACOR are hereby authorized and empowered, without further approval of the ACOR shareholders: (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement, as the case may be; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5. Any director or officer of ACOR is hereby authorized, for and on behalf of ACOR, to execute and deliver articles of arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

                                  APPENDIX B-1

                                 INTERIM ORDER

                                  APPENDIX B-2

                               NOTICE OF HEARING

                                   APPENDIX C

                             ARRANGEMENT AGREEMENT

                                   APPENDIX D

                     AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.

                           PROPOSED STOCK OPTION PLAN

                             CHELSEA OIL & GAS LTD.

                               STOCK OPTION PLAN

1.   PURPOSE

The purpose of the Stock Option Plan (the "PLAN") of Chelsea Oil & Gas Ltd., a corporation continued under the Business Corporations Act (Alberta) (the "CORPORATION") is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries and affiliates, if any, to acquire common shares in the share capital of the Corporation (the "SHARES"), thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

2. ADMINISTRATION

The Plan shall be administered by the Board of Directors of the Corporation or by a special committee of the directors appointed from time to time by the Board of Directors of the Corporation pursuant to rules of procedure fixed by the Board of Directors (such committee or, if no such committee is appointed, the Board of Directors of the Corporation, is hereinafter referred to as the "BOARD"). A majority of the Board shall constitute a quorum, and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the Board.

Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

Each option granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the optionee, in such form as the Board shall approve. Each such agreement shall recite that it is subject to the provisions of this Plan.

Each option granted by the Corporation prior to the date of the approval of the Plan by the shareholders of the Corporation, including options granted under previously approved stock option plans of the Corporation, be and are continued under and shall be subject to the terms of the Plan after the Plan has been approved by the shareholders of the Corporation.

3. STOCK EXCHANGE RULES

All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the Shares of the Corporation are then listed and any other regulatory body having jurisdiction hereinafter (hereinafter collectively referred to as, the "EXCHANGE").

4. SHARES SUBJECT TO PLAN

Subject to adjustment as provided in Section 15 hereof, the Shares to be offered under the Plan shall consist of Shares of the Corporation's authorized but unissued Shares. The aggregate number of Shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding Shares of the Corporation from time to time. If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the unpurchased Shares subject thereto shall again be available for the purpose of this Plan.

5. MAINTENANCE OF SUFFICIENT CAPITAL

The Corporation shall at all times during the term of the Plan reserve and keep available such numbers of Shares as will be sufficient to satisfy the requirements of the Plan.

6. ELIGIBILITY AND PARTICIPATION

Directors, officers, consultants, and employees of the Corporation or its subsidiaries, and employees of a person or company which provides management services to the Corporation or its subsidiaries ("MANAGEMENT COMPANY EMPLOYEES") shall be eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as "PARTICIPANTS"). Subject to compliance with applicable requirements of the Exchange, Participants may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Participant.

Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of Shares to be subject to each option. In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or its subsidiaries.

A Participant who has been granted an option may, if such Participant is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

7. EXERCISE PRICE

(a) Options may be exercised at a price that shall be fixed by the Board at the time that the option is granted. Except as permitted by the Exchange, no option shall be granted with an exercise price at a discount to the Market Price. For the purposes hereof, "MARKET PRICE" means the closing price of the Shares on the Exchange on the first day preceding the date of grant on which at least one board lot of Shares traded.

(b) Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may be reduced upon receipt of Board approval, provided that in the case of options held by insiders (as defined in subsection 1(i) of the Securities Act (Alberta)) of the Corporation ("INSIDERS"), the exercise price of an option may be reduced only if disinterested shareholder approval is obtained.

8. NUMBER OF OPTIONED SHARES

(a) The aggregate number of Shares that may be issued pursuant to the exercise of options awarded under the Plan and all other security based compensation arrangements of the Corporation is 10% of the issued and outstanding Shares from time to time, subject to the following additional limitations:

(i) the aggregate number of Shares reserved for issuance to any one person under the Plan, together with all other security based compensation arrangements of the Corporation, must not exceed 5% of the then outstanding Shares (on a non-diluted basis) unless disinterested shareholder approval is obtained;

(ii) in the aggregate, no more than 10% of the issued and outstanding Shares (on a non-diluted basis) may be reserved at any time for Insiders under the Plan, together with all other security based compensation arrangements of the Corporation;

(iii) the number of securities of the Corporation issued to Insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding Shares;

(iv) Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Shares of the Corporation in any twelve-month period to any one consultant of the Corporation (or any of its subsidiaries); and

(v) Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Shares of the Corporation in any twelve month period to persons employed to provide investor relations activities. Options granted to Consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than 1/4 of the options vesting in any 3 month period.

(b) The number of Shares subject to an option granted to any one Participant shall be determined by the Board, but no one Participant shall be granted an option which exceeds the maximum number permitted by the Exchange.

9. DURATION OF OPTION

Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Sections 11 and 12, provided that in no circumstances shall the duration of an option exceed the maximum term permitted by the Exchange. For greater certainty, if the Corporation is listed on the TSX Venture Exchange Inc. ("TSX VENTURE"), the maximum term may not exceed 10 years.

Should the expiry date of an option fall within a Black Out Period or within nine business days following the expiration of a Black Out Period, such expiry date of the option shall be automatically extended without any further act or formality to that date which is the tenth business day after the end of the Black Out Period, such tenth business day to be considered the expiry date for such option for all purposes under the Plan. The ten business day period referred to in this paragraph may not be extended by the Board.

"Black Out Period" means the period during which the relevant Participant is prohibited from exercising an option due to trading restrictions imposed by the Corporation pursuant to any policy of the Corporation respecting restrictions on trading that is in effect at that time.

10. VESTING, CONSIDERATION AND PAYMENT

(a) Subject to any vesting restrictions imposed by the Exchange, the Board may, in its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

(b) Subject to any vesting restrictions imposed by the Board, options may be exercised in whole or in part at any time and from time to time during the option period.

(c) Except as set forth in Sections 11 and 12, no option may be exercised unless the Participant is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries, or a Management Company Employee of the Corporation or any of its subsidiaries.

(d) The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of Shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such Shares with respect to which the option is exercised.

(e) The Corporation shall be authorized to deduct, withhold and/or remit from any amount payable (whether in shares or cash), either under the Plan, or otherwise, such amount as may be necessary so as to ensure the Corporation and/or any of its subsidiaries will be able to comply with applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant (the "APPLICABLE WITHHOLDING TAXES"). For greater certainty, the Corporation shall have the irrevocable right, in its discretion, to satisfy any such liability for withholding or other required deduction by:
(a) making additional withholdings on cash remuneration or other amounts owing to a Participant; (b) retaining any Shares or any amount payable pursuant to the exercise of an option; and/or (c) requiring a Participant, as a condition to the exercise of an option, to pay or reimburse the Corporation or a subsidiary for any such withholding or other required deduction amounts related to the exercise or surrender of options.

11. CEASING TO BE A DIRECTOR, OFFICER, CONSULTANT OR EMPLOYEE

If a Participant shall cease to be a director, officer, consultant, employee of the Corporation, or its subsidiaries, or ceases to be a Management Company Employee, for any reason (other than death), such Participant may exercise his option to the extent that the Participant was entitled to exercise it at the date of such cessation, provided that such exercise must occur within 90 days after the Participant ceases to be a director, officer, consultant, employee or a Management Company Employee, subject to extension at the discretion of the Board, unless such Participant was engaged in investor relations activities, in which case such exercise must occur within 30 days after the cessation of the Participant's services to the Corporation, subject to extension at the discretion of the Board.

Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a director, officer, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries or affiliates.

12. DEATH OF PARTICIPANT

Notwithstanding section 11, in the event of the death of a Participant, the option previously granted to such Participant shall be exercisable only within the one (1) year after such death and then only:

(a) by the person or persons to whom the Participant's rights under the option shall pass by the Participant's will or the laws of descent and distribution; and

(b) if and to the extent that such Participant was entitled to exercise the option at the date of death.

13. RIGHTS OF OPTIONEE

No Participant or its legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any Shares of the Corporation unless and until the certificates for Shares issuable pursuant to options under the Plan are issued to such persons under the terms of the Plan (regardless of whether the notice of exercise and all related documentation has been submitted to the Corporation pursuant to the terms of the Plan).

14. PROCEEDS FROM SALE OF SHARES

The proceeds from the sale of Shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

15. ADJUSTMENTS

If the outstanding Shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation or another Corporation or entity through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, or any adjustment relating to the Shares optioned or issued on exercise of options, or the exercise price per share then the Board in its discretion shall make appropriate adjustments in the number of Shares optioned or the exercise price to give effect to such adjustment in the Shares.

Adjustments under this Section shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Share shall be required to be issued under the Plan on any such adjustment.

16. TRANSFERABILITY

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein or the extent, if any, permitted by the Exchange. During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

17. AMENDMENT AND TERMINATION OF PLAN

The Board may terminate or discontinue the Plan at any time without the consent of the Participants provided that such termination or discontinuance shall not alter or impair any option previously granted under the Plan.

The Board may by resolution amend this Plan and any options granted under it (including any amendments required by the Exchange) without shareholder approval, however, the Board will not be entitled, in the absence of shareholder and Exchange approval, to:

(a) reduce the exercise price of an option held by an Insider of the Corporation;

(b) extend the expiry date of an option held by an Insider of the Corporation (subject to such date being extended by virtue of paragraph 9 above);

(c) amend the limitations on the maximum number of Shares reserved or issued to Insiders under paragraphs 8(a)(ii) and 8(a)(iii) hereof;

(d) increase the maximum number of Shares issuable pursuant to this Plan; or

(e) amend the amendment provisions of this Plan under this Article 17.

Where shareholder approval is sought for amendments under subsections (a), (b) and (c) above, the votes attached to Shares held directly or indirectly by Insiders benefiting from the amendments will be excluded.

18. NECESSARY APPROVALS

The ability of a Participant to exercise options and the obligation of the Corporation to issue and deliver Shares in accordance with the Plan is subject to any approvals which may be required from shareholders of the Corporation pursuant to the policies of the Exchange and any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If any Shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such Shares shall terminate and any option exercise price paid to the Corporation will be returned to the Participant.

19. EFFECTIVE DATE OF PLAN

The Plan has been adopted by the Board of the Corporation and approved by the shareholders of the Corporation effective September o, 2013.

20. INTERPRETATION

The Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

                                   APPENDIX E

                     AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.

                            ARTICLES OF CONTINUANCE

                                   APPENDIX F

                     AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.

                                PROPOSED BY-LAWS

                                  BY-LAW NO. 1

               A By-Law relating generally to the transaction of the business and affairs of Australian-Canadian Oil Royalties Ltd.

                                   CONTENTS
                                    --------

               SECTION                    SUBJECT
               -------                    -------
               One                        Interpretation
               Two                        Business of the Corporation
               Three                      Directors
               Four                       Committees
               Five                       Protection of Directors and Officers
               Six                        Shares
               Seven                      Dividends
               Eight                      Meetings of Shareholders
               Nine                       Notices
               Ten                        Effective Date


IT IS HEREBY ENACTED as By-law No. 1 of Australian-Canadian Oil Royalties Ltd. (hereinafter called the "CORPORATION"), which replaces all previous By-Laws of the Corporation and amendments thereto as follows:

                                  SECTION ONE
                                 INTERPRETATION

1.01 DEFINITIONS

In the by-laws of the Corporation, unless the context otherwise requires:

     "ACT" means the Business Corporations Act (Alberta), and any statute that may be substituted therefor, including the regulations thereunder, as from time to time amended;

     "APPOINT" includes "ELECT" and vice versa;

     "ARTICLES" means the articles of the Corporation, as defined in the Act, and includes any amendments thereto;

     "BOARD" means the board of directors of the Corporation;

     "BY-LAWS" means this By-law No. 1 of the Corporation and all other by-laws of the Corporation from time to time in force and effect;

     "MEETING OF SHAREHOLDERS" means any meeting of shareholders, including any meeting of one or more classes or series of shareholders;

     "RECORDED ADDRESS" means, in the case of a shareholder, the address of such shareholder as recorded in the securities register; in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and, in the case of a director, officer, auditor or member of a committee of the board, the latest address of such person as recorded in the records of the Corporation;

     "SHAREHOLDERS" means the holders of any class or series of shares of the Corporation; and

     "SIGNING OFFICER" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Section 2.03 or by a resolution passed pursuant thereto.

Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein; and words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts, unincorporated organizations and personal representatives.

1.02 CONFLICT WITH THE ACT, THE ARTICLES OR ANY UNANIMOUS SHAREHOLDER AGREEMENT

To the extent of any conflict between the provisions of the by-laws and the provisions of the Act, the articles or any unanimous shareholder agreement relating to the Corporation, the provisions of the Act, the articles or the unanimous shareholder agreement shall govern.

1.03 HEADINGS AND SECTIONS

The headings used throughout the by-laws are inserted for convenience of reference only and are not to be used as an aid in the interpretation of the by-laws. "Section" followed by a number means or refers to the specified section of this by-law.

1.04 INVALIDITY OF ANY PROVISION OF BY-LAWS

The invalidity or unenforceability of any provision of the by-laws shall not affect the validity or enforceability of the remaining provisions of the by-laws.

                                  SECTION TWO
                          BUSINESS OF THE CORPORATION

2.01 CORPORATE SEAL

The corporate seal of the Corporation, if any, shall be in such form as the board may from time to time by resolution approve.

2.02 FINANCIAL YEAR

The financial year of the Corporation shall end on such date in each year as the board may from time to time by resolution determine.

2.03 EXECUTION OF INSTRUMENTS

Deeds, transfers, assignments, contracts, mortgages, charges, obligations, certificates and other instruments of any nature whatsoever (collectively "INSTRUMENTS") shall be signed on behalf of the Corporation by the president alone or by any two persons, one of whom holds the office of chief executive officer, chair of the board, lead director, chief financial officer, vice-president or director and the other of whom holds one of the said offices or the office of secretary, treasurer, assistant secretary or assistant treasurer. In addition, the board is authorized from time to time by resolution to appoint any person or persons on behalf of the Corporation either to sign instruments in writing generally or to sign specific instruments. Any signing officer may affix the corporate seal to any instrument requiring the same.

2.04 EXECUTION IN COUNTERPART, BY FACSIMILE, AND BY ELECTRONIC SIGNATURE

     (a) Subject to the Act, any instrument or document required or permitted to be executed by one or more persons on behalf of the Corporation may be signed by electronic means or by facsimile; and

     (b) Any instrument or document required or permitted to be executed by one or more persons may be executed in separate counterparts, each of which when duly executed by one or more of such persons shall be an original and all such counterparts together shall constitute one and the same such instrument or document.

2.05 BANKING ARRANGEMENTS

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be authorized by the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

2.06 VOTING RIGHTS IN OTHER BODIES CORPORATE

The signing officers may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the persons executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board or, failing the board, the signing officers may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.07 DIVISIONS

The board may from time to time cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including without limitation, types of business or operations, geographical territories, product lines or goods or services, as the board may consider appropriate in each case. From time to time the board may authorize upon such basis as may be considered appropriate in each case:

     (a) the designation of any such division by, and the carrying on of the business and operations of any such division under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation; and

     (b) the appointment of officers for any such division and the determination of their powers and duties, provided that any such officers shall not, as such, be officers of the Corporation.

                                 SECTION THREE
                                   DIRECTORS

3.01 NUMBER OF DIRECTORS

The board shall consist of the number of directors provided in the articles, or, if a minimum number and a maximum number of directors is so provided, the number of directors of the Corporation shall be determined from time to time by ordinary resolution of the shareholders, or in the absence of such resolution, by resolution of the directors.

3.02 NOMINATION OF DIRECTORS

     (a) Only persons who are nominated in accordance with the provisions of this Section 3.02 shall be eligible for election as directors of the Corporation. Nominations of persons for election as directors of the Corporation at any annual meeting of shareholders, or at any special meeting of shareholders called for the purpose of electing directors as set forth in the Corporation's notice of such special meeting, may only be made: (i) by or at the direction of the board of directors of the Corporation, including pursuant to a notice of meeting, (ii) by or at the direction or request of one or more shareholders pursuant to a proposal submitted to the Corporation in accordance with the Act or a requisition of meeting submitted to the directors in accordance with the Act, or (iii) by any person (a "nominating shareholder") who, at the close of business on the date of the giving of the notice provided for below and on the record date for determining shareholders entitled to vote at such meeting, is a registered holder or beneficial owner of shares that are entitled to be voted at such meeting and complies with the notice and other procedures set forth in this Section 3.02.

     (b)  Timely Notice. In addition to any other requirements in this Section
          3.02 and under applicable laws, for a nomination to be made by a nominating shareholder, the nominating shareholder must have given timely notice thereof in proper written form to the secretary of the Corporation. To be timely, a nominating shareholder's notice must be received by the secretary at the principal executive offices of the Corporation (i) in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that if the annual meeting of shareholders is called for a date that is less than 45 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the nominating shareholder may be made not later than the close of business on the 15th day following the date on which the public announcement of the date of the annual meeting is first made by the Corporation; and (ii) in the case of a special meeting of shareholders (which is not also an annual meeting of shareholder), not later than the close of business on the 15th day following the day on which the public announcement of the date of the special meeting of shareholders is first made by the Corporation. The adjournment or postponement of a meeting of shareholders or the announcement thereof shall not commence a new time period for the giving of a nominating shareholder's notice as described above.

     (c) Full Slate Not Nominated. Notwithstanding anything in Section 3.02(b) to the contrary, if the management information circular for an annual meeting of shareholders nominates fewer than the number of directors to be elected at the meeting, a nominating shareholder's notice required by this Section 3.02 shall also be considered timely, but only regarding nominees for the additional directorships that are to be filled by election at such annual meeting, if it shall be received by the secretary at the principal executive offices of the Corporation not later than the close of business on the 15th day following the date on which such management information circular was first mailed to the shareholders by the Corporation.

     (d) Proper Written Form. To be in proper written form, a nominating shareholder's notice to the secretary must set forth: (A) as to each person whom the nominating shareholder proposes to nominate for election as a director (1) the name, age, business address and residential address of the nominee, (2) the principal occupation or employment of the nominee, (3) whether the nominee is a resident Canadian within the meaning of the Act, (4) the class or series and number of shares of the Corporation which are controlled or which are owned beneficially or of record by the nominee as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (5) any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the nominee or any of its affiliates and the nominating shareholder or any person acting jointly or in concert with the nominating shareholder and (6) any other information relating to the nominee that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and applicable securities laws; and (B) as to the nominating shareholder giving the notice, (1) the name and record address of the nominating shareholder, (2) the class or series and number of shares of the Corporation which are controlled or which are owned beneficially or of record by the nominating shareholder as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (3) any derivatives or other economic or voting interests in the Corporation and any hedges implemented with respect to the nominating shareholders' interests in the Corporation,
          (4) any proxy, contract, arrangement, understanding or relationship pursuant to which the nominating shareholder has a right to vote any shares of the Corporation, (5) whether the nominating shareholder intends to deliver a proxy circular and form of proxy to any shareholders of the Corporation in connection with the election of directors, and (6) any other information relating to the nominating shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and applicable securities laws. Such notice must be accompanied by the written consent of each nominee to being named as a nominee and to serve as a director, if elected. Reference to "nominating shareholder" in this Section 3.02(d) shall be deemed to refer to each shareholder that nominates a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

     (e) Further Information. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

     (f) Determination of Eligibility. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded. The Board may, in its sole discretion, waive any requirement in this Section 3.02.

     (g) Discussion Permitted. Nothing in this Section 3.02 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter it is entitled to discuss pursuant to the Act.

     (h) Meaning of Public Announcement. For purposes of this Section 3.02, "public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

     (i) Notice. Notwithstanding any other provision of the by-laws of the Corporation, notice given to the Secretary pursuant to this Section
          3.02 may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Secretary for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the secretary at the address of the registered office of the Corporation, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

3.03 CALLING AND NOTICE OF MEETINGS

Meetings of the board shall be called and held at such time and at such place as the board, the chair of the board, lead director, the president or any two directors may determine, and the secretary or any other officer shall give notice of meetings when directed or authorized by such persons. Notice of each meeting of the board shall be given in the manner provided in Section 9 to each director not less than forty-eight (48) hours before the time when the meeting is to be held unless waived in accordance with the Act. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting, except where required by the Act. Notwithstanding the foregoing, the board may from time to time fix a day or days in any month or months for regular meetings of the board at a place and hour to be named, in which case no other notice shall be required for any such regular meeting except where the Act requires specification of the purpose or the business to be transacted thereat. Provided that a quorum of directors is present, each newly elected board may, without notice, hold its first meeting following the meeting of shareholders at which such board was elected.

3.04 PLACE OF MEETINGS

Meetings of the board may be held at any place in or outside Alberta.

3.05 MEETINGS BY TELEPHONIC, ELECTRONIC OR OTHER COMMUNICATION FACILITY

A director may participate in a meeting of the board or of a committee of the board by electronic means, telephone or other communication facilities that permit all persons participating in the meeting to hear each other. A director participating in such a meeting in such manner shall be considered present at the meeting and at the place of the meeting.

3.06 QUORUM

Subject to the requirements under the Act requiring resident Canadians to be present at any meeting of the board, the quorum for the transaction of business at any meeting of the board shall consist of a majority of directors or such greater or lesser number of directors as the board may from time to time determine, provided that, if the board consists of only one director, the quorum for the transaction of business at any meeting of the board shall consist of one director.

3.07 CHAIR

The chair of any meeting of the board shall be the director present at the meeting who is the first mentioned of the following officers as have been appointed: chair of the board, lead director, president, chief executive officer, chief financial officer, or a vice-president (in order of seniority). If no such officer is present, the directors present shall choose one of their number to be chair. If the secretary of the Corporation is absent, the chair of the meeting shall appoint some person, who need not be a director, to act as secretary of the meeting.

3.08 ACTION BY THE BOARD

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. A director participating in a meeting by electronic means, telephone or other communication facilities may vote by means of such facility. In case of an equality of votes the chair of the meeting shall not be entitled to a second or casting vote but may request another vote. The powers of the board may also be exercised by resolution in writing signed by all the directors who would be entitled to vote on that resolution at a meeting of the board.

3.09 ADJOURNED MEETING

Any meeting of directors may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to a fixed time and place. The adjourned meeting shall be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

3.10 REMUNERATION AND EXPENSES

Subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for reasonable travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

3.11 OFFICERS

The board from time to time may appoint one or more officers of the Corporation and, without prejudice to rights under any employment contract, may remove any officer of the Corporation. The powers and duties of each officer of the Corporation shall be those determined from time to time by the board and, in the absence of such determination, shall be those usually incidental to the office held.

3.12 AGENTS AND ATTORNEYS

The board shall have the power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

                                  SECTION FOUR
                                   COMMITTEES

4.01 COMMITTEES OF THE BOARD

Subject to the Act, the board may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board.

4.02 TRANSACTION OF BUSINESS

The powers of any committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of any committee may be held at any place in or outside Alberta.

4.03 PROCEDURE

Unless otherwise determined by the board, a quorum for meetings of any committee shall be a majority of its members, each committee shall have the power to appoint its chair and the rules for calling, holding, conducting and adjourning meetings of the committee which, unless otherwise determined, shall be the same as those governing the board. Each member of a committee shall serve during the pleasure of the board and, in any event, only so long as such person shall be a director. The directors may fill vacancies in a committee by appointment from among their members. Provided that a quorum is maintained, the committee may continue to exercise its powers notwithstanding any vacancy among its members.

                                  SECTION FIVE
                      PROTECTION OF DIRECTORS AND OFFICERS

5.01 LIMITATION OF LIABILITY

No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or with which any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets of or belonging to the Corporation or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same shall happen by or through his or her failure to exercise the powers and to discharge the duties of his or her office honestly, in good faith and with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

5.02 INDEMNITY

The Corporation shall, to the maximum extent permitted under the Act or otherwise by law, indemnify a director or officer of the Corporation, a former director or officer of the Corporation, and a person who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, and their heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which he or she is made a party to or involved by reason of that association with the Corporation or such other entity (and, for the avoidance of doubt, references to Corporation shall include any of the Corporation's predecessors or successors, as the case may be).

5.03 ADVANCE OF COSTS

The Corporation shall, to the maximum extent permitted under the Act or otherwise by law, advance moneys to an individual referred to in Section 5.02 to defray the costs, charges and expenses of a proceeding referred to in Section
5.02 provided such individual shall repay the moneys advanced if the individual does not fulfil the conditions set forth in the Act.

5.04 COURT APPROVAL

The Corporation shall use reasonable commercial efforts to obtain any court or other approvals necessary for any indemnification pursuant to Section 5.02.

5.05 INDEMNITIES NOT EXCLUSIVE

The rights of any person to indemnification granted by the Act or this by-law are not exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors, at law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and will enure to the benefit of the heirs and legal representatives of that person.

5.06 INSURANCE

The Corporation may purchase, maintain or participate in insurance for the benefit of the persons referred to in Section 5.02 as the board may from time to time determine.

                                  SECTION SIX
                                     SHARES

6.01 NON-RECOGNITION OF TRUSTS

Subject to the Act, the Corporation may treat as the absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

6.02 JOINT SHAREHOLDERS

If two or more persons are registered as joint holders of any share:

     (a) the Corporation shall record only one address on its books for such joint holders;

     (b) the address of such joint holders for all purposes with respect to the Corporation shall be their recorded address; and

     (c) any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

6.03 LIEN FOR INDEBTEDNESS

If the articles provide that the Corporation has a lien on any shares registered in the name of a shareholder or his or her legal representative for a debt of that shareholder to the Corporation, such lien may be enforced, subject to the articles and to any unanimous shareholder agreement, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

                                 SECTION SEVEN
                                   DIVIDENDS

7.01 DIVIDEND CHEQUES

A dividend payable in cash shall be paid by cheque of the Corporation or of any dividend paying agent appointed by the board, to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the shareholder's recorded address, unless such holder otherwise directs and the Corporation agrees to follow such direction. In the case of joint holders the cheque shall, unless such joint holders otherwise direct and the Corporation agrees to follow such direction, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold. Alternatively, dividends payable in money may be paid to shareholders by such form of electronic funds transfer as the board considers appropriate.

7.02 NON-RECEIPT OF CHEQUES

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case. No dividend shall bear interest against the Corporation.

7.03 UNCLAIMED DIVIDENDS

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

                                 SECTION EIGHT
                            MEETINGS OF SHAREHOLDERS

8.01 PLACE OF MEETINGS

Meetings of the shareholders shall be held at such place within Alberta as the board shall determine. Subject to the Act, meetings may be held outside of Alberta.

8.02 PARTICIPATION IN MEETING BY ELECTRONIC MEANS

Any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Act, by electronic means, telephone or other communication facility that permits all participants to hear each other or otherwise communicate with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting of shareholders by such means shall be deemed to be present at the meeting.

8.03 ELECTRONIC MEETINGS

If the board or the shareholders call a meeting of shareholders, the board or those shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the Act, entirely by electronic means, telephone or other communication facility that permits all participants to communicate adequately with each other during the meeting.

8.04 CHAIR, SECRETARY AND SCRUTINEERS

The chair of any meeting of shareholders, who need not be a shareholder, shall be the first mentioned of the following officers as has been appointed and is present at the meeting: chair of the board, lead director, president, chief executive officer, chief financial officer or a vice-president (in order of seniority). If no such officer is present and willing to act as chair within fifteen (15) minutes from the time fixed for holding the meeting of shareholders, the persons present and entitled to vote shall choose one of their number to be chair. The chair shall conduct the proceedings at the meeting in all respects and his or her decision in any matter or thing, including, but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instruments of proxy and any question as to the admission or rejection of a vote, shall be conclusive and binding upon the shareholders. The secretary of any meeting of shareholders shall be the secretary of the Corporation, provided that, if the Corporation does not have a secretary or if the secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. The board may from time to time appoint in advance of any meeting of shareholders one or more persons to act as scrutineers at such meeting and, in the absence of such appointment, the chair may appoint one or more persons to act as scrutineers at any meeting of shareholders. Scrutineers so appointed may, but need not be, shareholders, directors, officers or employees of the Corporation.

8.05 PERSONS ENTITLED TO BE PRESENT

The only persons entitled to be present at a meeting of shareholders shall be;
(a) those entitled to vote at such meeting; (b) the directors and auditors of the Corporation; (c) others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles or the by-laws to be present at the meeting; (d) legal counsel to the Corporation when invited by the Corporation to attend the meeting; and (e) any other person on the invitation of the chair or with the consent of the meeting.

8.06 QUORUM

A quorum for the transaction of business at any meeting of shareholders shall be at least two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or representative for an absent shareholder so entitled, and representing in the aggregate not less than ten percent (10%) of the outstanding shares of the Corporation carrying voting rights at the meeting, provided that, if there should be only one shareholder entitled to vote at any meeting of shareholders, the quorum for the transaction of business at the meeting of shareholders shall consist of the one shareholder.

8.07 REPRESENTATIVES

The authority of an individual to represent a body corporate or association at a meeting of shareholders shall be established by depositing with the Corporation a certified copy of the resolution of the directors or governing body of the body corporate or association, as the case may be, granting such authority, or in such other manner as may be satisfactory to the chair of the meeting.

8.08 ACTION BY SHAREHOLDERS

The shareholders shall act by ordinary resolution unless otherwise required by the Act, articles, by-laws or any unanimous shareholder agreement. In case of an equality of votes either upon a show of hand or upon a poll, the chair of the meeting shall not be entitled to a second or casting vote but may request another vote.

8.09 SHOW OF HANDS

Upon a show of hands, every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is required or demanded, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

8.10 BALLOTS

A ballot required or demanded shall be taken in such manner as the chair of the meeting shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he or she is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

8.11 ELECTRONIC VOTING

Notwithstanding Section 8.09, any vote referred to in Section 8.08 may be held, in accordance with the Act, partially or entirely by electronic means, telephone or other communication facility, if the Corporation has made available such a facility. Any person participating in a meeting of shareholders under Sections
8.02 or 8.03 and entitled to vote at the meeting may vote, in accordance with the Act by electronic means, telephone or other communication facility that the Corporation has made available such purpose.

8.12 RESOLUTION IN LIEU OF MEETING

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of shareholders. A resolution in writing may be signed in one or more counterparts.

                                  SECTION NINE
                                    NOTICES

9.01 METHOD OF GIVING NOTICES

Any notice (which term includes any communication or contract document or instrument in writing, or electronic document) to be given (which term includes sent, delivered or served) pursuant to the Act, the articles or the by-laws or otherwise to a shareholder, director, officer, or auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person's record address or if mailed to such person at such record address by prepaid mail or if sent to such person by electronic means as permitted by, and in accordance with, the Act. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by the secretary to be reliable. The foregoing shall not be construed so as to limit the manner or effect of giving notice by any other means of communication otherwise permitted by law.

9.02 NOTICE TO JOINT HOLDERS

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

9.03 COMPUTATION OF TIME

In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

9.04 OMISSIONS AND ERRORS

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

9.05 PERSONS ENTITLED BY DEATH OR OPERATION OF LAW

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives title to such share prior to such person's name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which such person became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of such person's entitlement prescribed by the Act.

                                 SECTION TEN
                                 EFFECTIVE DATE

10.01 EFFECTIVE DATE

This by-law shall come into force when made by the board in accordance with the Act.

10.02 REPEAL

All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed by-law shall continue good and valid except to the extent inconsistent with this by-law and until amended or repealed.


                             ---------------------------------------------------
                             President



CONFIRMED by the Shareholders in accordance with the Act the _____ day of September, 2013.

                             ---------------------------------------------------
                             Director

                                   APPENDIX G

                     AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.

       SECTION 237-247 OF THE BUSINESS CORPORATION ACT (BRITISH COLUMBIA)

                                 DISSENT RIGHTS

                                   APPENDIX H

                      COMPARISON OF THE BCBCA AND THE ABCA

The following is a summary comparison of the provisions of the BCBCA and the ABCA which pertain to the rights of shareholders. This summary is not intended to be exhaustive and shareholders should consult their legal advisors regarding all of the implications of the Continuance.


--------------------------- ------------------------------------------ ------------------------------------------
                            BCBCA                                      ABCA
--------------------------- ------------------------------------------ ------------------------------------------
SALE OF COMPANY'S           Under the BCBCA, the directors of a        The ABCA requires approval of  the  holders
UNDERTAKING                 corporation may dispose of all or of       two-thirds of the shares of a
                            substantially all  of  the undertaking of  corporation represented at  a duly called the corporation only  if  it  is  in  the  meeting  to  approve  a  sale,  lease  or
                            ordinary  course  of   the  corporation's  exchange of  all  or substantially all of business  or  with  shareholder  approval  the property of  a corporation, if such a authorized  by  special resolution. Under  sale, lease  or exchange is  not  in  the the BCBCA, a special resolution will need  ordinary  business  of  the  corporation.
                            to  be approved by  a "special majority",  Each share of the corporation carries the which means  the majority specified in  a  right to vote in respect of a sale, lease
                            corporation's  articles   of   at   least  or exchange of  all  or substantially all
                            two-thirds   and   not   more   than   by  of the property of  a corporation whether
                            three-quarters of the votes cast by those  or not  it otherwise carries the right to shareholders voting in person or by proxy  vote. Holders of shares  of  a  class  or at  a general meeting of  the corporation  series can vote separately only  if  that or,  if  the articles do  not contemplate  class or series is affected by  the sale, such a provision, two-thirds of  the vote  lease or exchange in  a  manner different
                            cast on the resolution.                    from  the  shares  of  another  class  or
                                                                       series.
--------------------------- ------------------------------------------ ------------------------------------------
AMENDMENTS  TO  THE         Changes to the articles of a corporation   Under the ABCA substantive changes to the
CHARTER DOCUMENTS OF THE    under the BCBCA will be affected by the    charter documents of a corporation
COMPANY                     type of resolution specified in  the       require a resolution passed by  not  less
                            articles  of  a  corporation, which,  for  than two-thirds of  the votes cast by the many  alterations,  including  change  of  shareholders  voting  on  the  resolution name  or  alterations  to  the  articles,  authorizing the alteration and, where the could provide  for approval solely  by  a  certain specified rights  of  the holders
                            resolution  of   the  directors.  In  the  of   a   class  of  shares  are  affected
                            absence of anything in the articles, most  differently by  the  alteration than  the
                            corporate  alterations  will  require   a  rights of the holders of other classes of
                            special resolution. .  Alteration of  the  shares, a resolution passed by  not  less special rights  and restrictions attached  than two-thirds of  the votes cast by the
                            to issued shares requires, in addition to  holders  of  all  of  the  shares  of   a
                            any  resolution  provided  for   by   the  corporation, whether  or  not  they carry
                            articles, consent by a special resolution  the  right   to   vote,  and   a  special
                            of the holders of  the class or series of  resolution of  each class,  or series, as shares affected. A  proposed amalgamation  the case may  be, even  if  such class or or continuation of  a corporation out  of  series is not otherwise entitled to vote.
                            the  jurisdiction  requires   a   special  A   resolution  to  amalgamate  an   ABCA
                            resolution as described above.             corporation requires a special resolution
                                                                       passed by  the holders of  each class  of
                                                                       shares  or  series  of shares, whether or
                                                                       not such shares otherwise carry the right
                                                                       to  vote,  if  such class  or  series  of
                                                                       shares are affected differently.
--------------------------- ------------------------------------------ ------------------------------------------

--------------------------- ------------------------------------------ ------------------------------------------
RIGHTS  OF DISSENT AND      The BCBCA provides that shareholders,      The ABCA contains a similar dissent
APPRAISAL                   including beneficial holders, who dissent  remedy ..
                            from  certain actions being  taken  by  a
                            corporation,  may  exercise  a  right  of
                            dissent  and  require  the corporation to
                            purchase  the   shares   held   by   such
                            shareholder at  the  fair value  of  such
                            shares. The  dissent right  is applicable
                            where the corporation proposes to:
                            1. continue out of the jurisdiction;
                            2. sell  the  whole  or substantially the
                            whole of the corporation's undertaking or
                            business;
                            3. adopt an amalgamation agreement or
                            approve an amalgamation; and
                            4. amend  its articles  to add, change or
                            remove any restriction on the business or
                            businesses that the corporation may carry on;
                            5. approve an arrangement if its terms
                            provide dissent rights; and
                            6. take  any  other  action  if  the
                            resolution gives rise to dissent rights.
--------------------------- ------------------------------------------ ------------------------------------------
OPPRESSION  REMEDIES        Under the BCBCA, a shareholder, including  Under the ABCA, a shareholder, former
                            a beneficial shareholder, or any other     shareholder, director, former director,
                            person whom the court considers            officer,  former officer of a corporation
                            appropriate, may apply to the court for    or any of its affiliates, or any other
                            an oppression remedy where the             person who, in the discretion of a court,
                            corporation has acted, or its affairs      is  a  proper  person  to seek an oppression
                            have been conducted, in a manner that is   remedy may  apply  to  a court for an order
                            oppressive or unfairly prejudicial  to one to rectify the matters complained of
                            or more  of  the shareholders, including   where in respect of a corporation or any
                            the applicant. An applicant may also,      of its  affiliates, (i) any act or
                            with leave of the court, defend a legal    omission of a corporation or its
                            proceeding brought against a corporation.  affiliates effects a result, (ii) the business or affairs  of  a corporation or
                                                                       its affiliates are or have been exercised
                                                                       in  a manner,or (iii) the powers of  the
                                                                       directors  have been exercised in  a
                                                                       manner,that  is oppressive  or  unfairly
                                                                       prejudicial to, or that unfairly
                                                                       disregards the interest of, any security
                                                                       holder, creditor, director or officer.
                                                                       The incorporation  of the concept of
                                                                       "unfairly  disregards the interest of"
                                                                       broadens  the scope of the oppression
                                                                       remedy  as  compared  to that  which  is
                                                                       provided under the BCBCA. In the context
                                                                       of  an oppression action under the  ABCA,
                                                                       the court  has  wide powers  to  order  a
                                                                       remedy   for the complained action,
                                                                       including almost any corporate action  up
                                                                       to  and  including  winding  up of the
                                                                       corporation.
--------------------------- ------------------------------------------ ------------------------------------------



--------------------------- ------------------------------------------ ------------------------------------------

SHAREHOLDER DERIVATIVE      Under the BCBCA, a shareholder, including  A broader right to bring a derivative
ACTIONS                     a beneficial shareholder, a director of a  action is contained in the ABCA and this corporation or  any other person whom the  right  extends  to  officers,  creditors, court  considers appropriate,  may,  with  former shareholders, directors or leave  of  the court, bring  an action in  officers  of a corporation or  its the name and on behalf of the corporation  affiliates, and  any person who, in the to  enforce  an  obligation owed  to  the  discretion of  the court,  is  a  proper corporation that could be enforced by the  person to make an application to court to corporation itself  or  to obtain damages  bring  a derivative action. In addition, for any breach of such  an obligation. An  the ABCA permits derivative actions to be applicant may  also, with  leave  of  the  commenced in the name and on behalf of  a court, defend a  legal proceeding brought  corporation or any of its subsidiaries.
                            against a corporation.
--------------------------- ------------------------------------------ ------------------------------------------
REQUISITION OF MEETINGS     The BCBCA provides that one or more        The ABCA permits the holders of not less
                            shareholders of a corporation holding not  than 5% of the issued shares that carry
                            less than 5% of the issued voting shares   the right to vote at a meeting sought to
                            of the corporation may give notice to the  be held to require the directors to call
                            directors requiring them (subject to       and hold a meeting of the shareholders of
                            certain exemptions) to call and hold a     the corporation for the purposes stated
                            general meeting which meeting must be      in the requisition. If the directors do
                            held within four months.                   not call a meeting within 21 days of
                                                                       receiving the requisition, any
                                                                       shareholder who signed the requisition
                                                                       may call the meeting.
--------------------------- ------------------------------------------ ------------------------------------------
PLACE  OF  MEETINGS         The  BCBCA  requires all meetings of       The ABCA provides that meetings of
                            shareholders to be held in British         shareholders may be held outside Alberta
                            Columbia unless a location outside  the    where  the  Articles  so provide.
                            province is provided  for in the
                            articles,  approved  by an ordinary
                            resolution before the meeting or approved
                            in writing by the Registrar.

--------------------------- ------------------------------------------ ------------------------------------------